Exhibit 99.1

2019 NOTICE OF ANNUAL MEETING MANAGEMENT INFORMATION CIRCULAR FORTIS INC.

Notice of our 2019 annual meeting

When	Where
May 2, 2019 10:30 a.m. (Newfoundland Daylight Time)	Holiday Inn St. John’s, Salon A 180 Portugal Cove Road St. John’s, Newfoundland and Labrador

What the meeting will cover

1.              Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2018 and the auditors’ reports

2.              Elect the directors

3.              Appoint the auditors and authorize the directors to set the auditors’ fees

4.              Have a say on executive pay

5.              Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 15, 2019. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proof that you own Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

Vote in person or by proxy

If you want to attend the meeting and vote your shares in person, you will need to register with our transfer agent, Computershare Trust Company of Canada, when you arrive. If you are appointing someone else to be your proxyholder or if you are a non-registered (beneficial) shareholder, please read the information beginning on page 7 of the circular.

We’ll have a live webcast of the meeting on our website (www.fortisinc.com) if you are unable to attend in person.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 15, 2019

Message from the Chair of the Board and
the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board and management of Fortis Inc., it is our pleasure to invite you to the 2019 annual meeting of shareholders on Thursday, May 2, 2019 in St. John’s, Newfoundland and Labrador. The meeting will be held in Salon A of the Holiday Inn St. John’s at 180 Portugal Cove Road, beginning at 10:30 a.m. local time.

The shareholder meeting is your opportunity to vote on specific items of business and meet members of the board and management. We will also present our results for the year, discuss our plans for the future and answer questions from shareholders.

The enclosed management information circular contains important information about the meeting and the items of business. Please take some time to read the circular before you vote your shares.

This year we are asking you to elect 12 directors to the board. Each is qualified and experienced and together they bring a strong mix of skills and experience to the board. You can read about each nominee beginning on page 12.

You will also have a say on executive pay with our annual advisory vote on our approach to executive compensation. You can read more about executive compensation at Fortis including a message from the chair of the human resources committee and detailed discussion of the compensation program and decisions for the year beginning on page 44.

Strong growth in 2018

Our strategy for the last two years has focused on growing our existing regulated businesses, and we have executed it successfully. Reported earnings per common share (EPS) were $2.59, up substantially from 2017 EPS of $2.32, which were negatively impacted by U.S. tax reform.

During the year we invested $3.2 billion in capital programs, increased our five-year capital expenditure plan by 20% and significantly advanced our sustainability efforts.

Creating shareholder value

Fortis has a longstanding history of creating value for shareholders. We are one of the most low-risk, highly diversified utility companies in North America. Our utilities are geographically distributed throughout North America with a $26.1 billion rate base.

Our one-year total shareholder return (TSR) of 2.8% for 2018 outperformed the relevant market indices in Canada. Total annualized shareholder return for the last five, 10 and 20 years on average were 12.6%, 10.5% and 12.4%.

Our fourth quarter 2018 dividend increase of 5.9% to $0.45 per quarter marks 45 consecutive years of increases in common share dividend payments. In 2018 we set guidance for another five years of average annual dividend growth at 6%.

Increasing our capital plan

In 2018 we delivered a new five-year capital investment plan of $17.3 billion from 2019 through 2023, an increase of $2.8 billion or 20% from the previous year’s plan, that will drive future earnings and dividend growth. Our capital plan is virtually 100% focused on our regulated businesses and consists of a diverse mix of highly executable, low-risk projects.

Pay aligned with performance

Both the board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests. As part of this process and to support good governance, the committee conducts a comprehensive biennial review of the executive compensation program.

The committee carried out a biennial review in 2018 and engaged a third party compensation consultant to assist in the effort. Following a period of significant acquisitions and expansion in the U.S., Fortis’ strategy has shifted to one of organic growth. The focus of the review was to ensure the compensation program aligns with our strategy and overall market practice. The results of the review were constructive with minor adjustments to be implemented in 2019.

The corporate performance component of incentive compensation was slightly ahead of target in recognition of a successful year. You can read more in the letter from the chair of the human resources committee on page 45 and in the compensation discussion and analysis beginning on page 49.

Sustainability in action

Our commitment to sustainable practices has remained front and centre over our 130+ years of serving communities in North America. Our focus on delivering energy to customers limits our impact on the environment when compared with energy generation intensive businesses.

Our first sustainability report, released in 2018 and available on our website (www.fortisinc.com), covers our 10 utility operations and contains information and data on the environment, governance, customers, our people and community engagement and followed the publication of three environmental reports.

Commitment to diversity and community

We continue to build an inclusive and diverse workforce throughout our 10 utilities. We are proud of our commitment to gender diversity and continue to make progress in this area. Women account for 42% of our directors, 60% of our employees at head office and approximately one-third of our executives throughout the Fortis group of companies.

We are proud to be contributing members of our communities. In 2018 we invested approximately $13 million to help with the priorities and needs of the communities we serve.

Leadership succession

Our ongoing efforts on leadership succession planning continued to be effective in 2018. Jocelyn H. Perry, formerly President and Chief Executive Officer of Newfoundland Power, was appointed Executive Vice President, Chief Financial Officer as of June 1, 2018, following the planned retirement of Karl W. Smith. During his more than three decades of service, Karl held many executive roles including President and Chief Executive Officer of FortisAlberta and Newfoundland Power. We are grateful for Karl’s dedication and wish him all the best in his retirement.

The seamless transition of this key leadership change, together with successful changes to the executive team in early 2018, are a result of the continued efforts of the board and management on leadership succession planning.

Election of directors

All of this year’s director nominees currently serve as members of the Fortis board. They are committed, active and engaged and we appreciate the depth of knowledge and experience they bring to their role on the board and board committees. This has resulted in strong board cohesion and stability, and a healthy working relationship with management.

Strong engagement with shareholders

In November the board held shareholder engagement meetings in Toronto and New York. The meetings were hosted by the Chair of the board and attended by the chairs of the human resources and governance and nominating committees. You can read more about our board-shareholder engagement sessions and communicating with the board on page 43.

A bright path ahead

With strong leadership, a diverse group of regulated utilities and our history of operational excellence, Fortis is well positioned for a successful 2019.

We remain focused on doing a great job for our customers, regulators and communities. We thank our 8,800 employees for making 2018 a great year.

In the years ahead our focus will remain on leveraging our unique operating model and the footprint of our utilities to deliver value to Fortis shareholders. We are more confident than ever in the growth potential of your company.

We thank you for your continued interest in Fortis. Please remember to vote your shares — your vote is important.

We look forward to seeing you on May 2, 2019.

Sincerely,

Douglas J. Haughey	Barry V. Perry
Chair, Board of Directors	President and Chief Executive Officer

On November 27, 2018, Fortis opened the Toronto Stock Exchange (TSX) to acknowledge more than 30 years of Fortis shares trading on the TSX.

What’s inside

2019 Management information circular

6 About the shareholder meeting
7 Voting
9 What the meeting will cover
11 About the nominated directors
24 Additional information about the directors
29 Governance
30 Our governance policies and practices
31 About the Fortis board
44 Executive compensation
45 Message from the chair of the human resources committee
49 Compensation discussion and analysis
49 Compensation strategy
49 Compensation governance
55 Compensation design and decision-making
59 2018 Executive compensation
78 Share performance and cost of management
81 2018 Compensation details
90 Other information
93 Appendices

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information included in this circular reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for the period 2019 through 2023; targeted average annual dividend growth through 2023; statements relating to the addition of renewable capacity at Tucson Electric Power Company (TEP); statements related to the Wataynikaneyap Power Project and associated benefits; the expectation that growth may be impacted by lower earnings at our Arizona utilities in 2019; and the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation:  the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of Fortis’ capital projects; the board of directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of Fortis; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect Fortis and its subsidiaries; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 15, 2019 (the record date) and are entitled to receive notice of and vote at our annual meeting of shareholders at the Holiday Inn St. John’s on May 2, 2019 (or a reconvened meeting if the meeting is postponed or adjourned).

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or fax by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $33,000 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares (see page 7 for details).

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 15, 2019

In this document:

•      we, us, our and Fortis mean Fortis Inc.

•      you, your and shareholder refer to holders of Fortis common shares

•      shares and Fortis shares mean common shares of Fortis, unless indicated otherwise

•      all dollar amounts are in Canadian dollars, unless indicated otherwise

•      information is as of March 15, 2019, unless indicated otherwise.

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2019 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2019), on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

1 About the shareholder meeting

This section gives important information about our 2019 annual meeting and the voting process.

Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on April 30, 2019.

Where to find it

  7  Voting

  9  What the meeting will cover

11  About the nominated directors

24  Additional information about the directors

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 15, 2019, the record date. Shareholders will vote on three items of business and any other matters that may properly come before the meeting (see page 9).

If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders up until 10 days before the meeting if you have proper proof that you own the shares. Contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 430,788,230 common shares issued and outstanding. Each share entitles the holder to one vote on the items to be voted on.

How to vote

The voting process is different depending on whether you are a registered or non-registered shareholder:

Registered shareholders Your shares are registered in your name

Non-registered (beneficial) shareholders
Your shares are held in the name of your nominee
(usually a bank, trust company, securities dealer or
other financial institution) and you are the
beneficial owner of the shares

Voting by proxy is the easiest way to vote. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you’re appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare.

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•      FOR the nominated directors

•      FOR the appointment of Deloitte LLP as our auditors

•      FOR our approach to executive compensation

Vote by proxy

By choosing to send these materials to you directly, Fortis (and not the intermediary holding on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

You can vote your shares in one of two ways:

Submit your voting instructions

Use one of the methods provided on the voting instruction form (phone, fax or over the internet), or simply complete the form and mail it to the address provided on the form.

We may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares over the phone, and Kingsdale may contact non-registered shareholders to help with this service. If you have questions or need help voting, please call or email Kingsdale (see page 8).

Vote in person

Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder, and follow the instructions from your nominee.

Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form and follow the instructions on screen.

Phone	1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the form. Follow the interactive voice recording instructions to submit your vote.

Mail

Enter your voting instructions on the proxy form, sign and date it, and send the completed form to:

Computershare Trust Company of Canada

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario  M5J 2Y1

Vote in person Check in with a Computershare representative when you arrive at the meeting. Do not fill out the proxy form because you will be casting your vote at the meeting.

Send your voting instructions right away

Take some time to read this circular and then vote your shares. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2019 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•        vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2019

•        complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2019

•        send a written notice from you or your authorized attorney to our Executive Vice President, Chief Legal Officer and Corporate Secretary (Corporate Secretary) so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2019.

Shareholders can also attend in person and change their vote.

If you are a non-registered shareholder, follow the instructions provided by your nominee.

Questions?

Call Kingsdale at:

•      1.888.518.6828 (toll-free within North America) or

•      416.867.2272 (collect call outside North America)

Or send an email to:
contactus@kingsdaleadvisors.com

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

How to obtain paper copies of our meeting materials

Registered and non-registered (beneficial) shareholders can ask for free paper copies of this circular and the proxy form or voting information form to be sent to them by mail. Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of our meeting materials, please contact Kingsdale (see above).

Or request free paper copies from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

PO Box 8837

St. John’s, NL A1B 3T2

Canada

What the meeting will cover

You will receive an update on our 2018 performance and vote on at least three items of business. An item is approved if a simple majority of shareholders represented in person or by proxy at the meeting vote FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our common shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2018 together with the auditors’ reports. We mailed our consolidated financial statements to all registered shareholders and the beneficial shareholders who requested to receive a copy. You can also find a copy in our annual report, on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

2. Elect directors (see page 11)

You will vote to elect 12 directors to the board this year. The 12 nominees are:

Tracey C. Ball

Pierre J. Blouin

Paul J. Bonavia

Lawrence T. Borgard

Maura J. Clark

Margarita K. Dilley

Julie A. Dobson

Ida J. Goodreau

Douglas J. Haughey

Barry V. Perry

Joseph L. Welch

Jo Mark Zurel

All 12 directors are standing for re-election. You can read about the nominated directors beginning on page 11 and our policy on director tenure on page 41.

If for any reason any of the nominated directors is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR the nominated directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 11 for details).

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

The audit committee is putting forward Deloitte LLP as auditors for approval by our shareholders. In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement, and put forward Deloitte LLP based on the qualifications of its audit team, the use of technology and an independence assessment.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the matters and the auditors’ time. Management believes the fees negotiated in 2018 have been reasonable and are comparable to fees charged by other auditors providing similar services.

Formal review process

We use a formal tender process to select our external auditors as a good governance practice.

The table below shows the fees paid to Deloitte LLP (appointed May 4, 2017) in the last two years:

	2018	2017
Audit fees	$9,121,000	$7,207,000
Audit-related fees	$1,462,000	$1,241,000
Tax fees	$636,000	$497,000
Other	$27,000	$177,000
Total	$11,246,000	$9,122,000

In 2017 Fortis also paid $1,703,000 in audit, audit-related and tax fees to Ernst & Young LLP, our previous auditors.

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2019.

4. Have a say on executive pay (see page 44)

As part of our commitment to strong corporate governance, the board is holding an advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year 97.85% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

5. Other business

We did not receive any shareholder proposals by the deadline of February 1, 2019 and management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or your proxyholder see fit.

Shareholders who are entitled to vote at the 2020 annual meeting and wish to submit a proposal must make sure that we receive the proposal by January 31, 2020, in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

About the nominated directors

This year 12 people have been nominated to serve on the board. All of the nominees currently serve on the board. You can read about the nominated directors in the profiles that follow.

All but two of the nominated directors are independent. Mr. Perry is not considered independent because he is our President and Chief Executive Officer. Mr. Welch is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

None of the nominated directors serve together on another unrelated public company board, and none of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to immediately tender his or her resignation to the  board for consideration after the meeting. The board will refer the matter to the governance and nominating committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy effective January 1, 2018. You can find a copy of the policy on our website (www.fortisinc.com).

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership on page 36. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $43.04 on March 16, 2018 and $48.96 on March 15, 2019.

Douglas J. Haughey

Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016

Director since May 2009

Age 62

Independent

Skills and experience

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Sustainability

•      Mergers and acquisitions

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of  The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies. He had overall responsibility for its western Canadian natural gas midstream business, was President and Chief Executive Officer of Spectra Energy Income Fund and also led Spectra’s strategic development and mergers and acquisitions teams based in Houston, Texas.

Mr. Haughey graduated from the University of Regina with a Bachelor of Business Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey served on the board of directors of FortisAlberta from April 2010 and served as its Chair from April 2013 to February 2016.

Joined
Board	May 2009 (Chair, September 2016)
Audit committee	May 2009
Human resources committee	May 2013 (Chair, March 2015 to September 2016)
Governance and nominating committee	September 2016

2018 Voting results	2018 Board and committee attendance
99.57% votes for	Board of directors (Chair)	8 of 8	100%
0.43% votes withheld	Audit	5 of 5	100%
	Human resources	6 of 6	100%
	Governance and nominating	3 of 3	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	10,000	30,933	$2,004,080	yes (4.9x)
2018	10,000	25,506	$1,528,178
Change	—	5,427	$475,902

Other unrelated public company directorships during the last five years

Keyera Corporation (Lead Director, Compensation and Governance Committee)

Tracey C. Ball

Victoria, British Columbia, Canada

Corporate director

Director since May 2014

Age 61

Independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Capital markets

•      Government relations/Legal/Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its Chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018.

Joined
Board	May 2014
Audit committee	May 2014 (Chair, May 2017)
Governance and nominating committee	May 2017

2018 Voting results	2018 Board and committee attendance
99.74% votes for	Board of directors	8 of 8	100%
0.26% votes withheld	Audit (Chair)	5 of 5	100%
	Governance and nominating	3 of 3	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019 )

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	4,950	16,716	$1,060,767	yes (5.4x)
2018	4,950	13,325	$786,556
Change	—	3,391	$274,211

Other unrelated public company directorships during the last five years

—

Pierre J. Blouin

Ile Bizard, Quebec, Canada

Corporate director

Director since May 2015

Age 61

Independent

Skills and experience

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Sustainability

•      Capital markets

•      Technology/Cybersecurity

•      Mergers and acquisitions

•      Government relations/Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Joined
Board	May 2015
Human resources committee	May 2015
Governance and nominating committee	May 2016

2018 Voting results	2018 Board and committee attendance
99.60% votes for	Board of directors	8 of 8	100%
0.40% votes withheld	Human resources	6 of 6	100%
	Governance and nominating	3 of 3	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	2,380	13,442	$774,645	yes (4.0x)
2018	2,380	10,177	$540,453
Change	—	3,265	$234,192

Other unrelated public company directorships during the last five years

National Bank of Canada (Audit Committee, Human Resources Committee)

Manitoba Telecom Services Inc. (former director)

Paul J. Bonavia

Dallas, Texas, USA

Corporate director

Director since May 2018

Age 67

Independent

Skills and experience

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Sustainability

•      Capital markets

•      Mergers and acquisitions

•      Government relations/Legal/Regulatory

•      International business

Mr. Bonavia resigned as Executive Chairman of UNS Energy Corporation when it was acquired by Fortis in August 2014. Prior to holding this position, Mr. Bonavia served UNS Energy Corporation in the roles of Chairman and Chief Executive Officer and Chairman, President and Chief Executive Officer since 2009. Mr. Bonavia has served on several public and private sector boards, including the Midcontinent Independent System Operator (MISO).

Mr. Bonavia graduated from Drake University with a Bachelor of Arts and from the University of Miami with a Juris Doctorate. He also attended the Advanced Management Program at Harvard Business School.

Mr. Bonavia previously served as a director of Fortis from May 2015 to February 2016.

Joined
Board	May 2018
Human resources committee	May 2018
Governance and nominating committee	May 2018

2018 Voting results	2018 Board and committee attendance
99.76% votes for	Board of directors	6 of 6	(1)	100%
0.24% votes withheld	Human resources	4 of 4	(2)	100%
	Governance and nominating	2 of 2	(2)	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	—	2,163	$105,900	Has until May 2023 to meet the guideline
2018	—	—	—
Change	—	2,163	$105,900

Other unrelated public company directorships during the last five years

—

(1)   Mr. Bonavia has attended all board meetings since joining the board in May 2018.

(2)   Mr. Bonavia has attended all committee meetings since joining the committees in May 2018.

Lawrence T. Borgard

Naples, Florida, USA

Corporate director

Director since May 2017

Age 57

Independent

Skills and experience

•      Executive compensation

•      Utility/Energy

•      Sustainability

•      Capital markets

•      Mergers and acquisitions

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

Joined
Board	May 2017
Audit committee	May 2017
Human resources committee	May 2018

2018 Voting results	2018 Board and committee attendance
99.02% votes for	Board of directors	8 of 8		100%
0.98% votes withheld	Audit committee	5 of 5		100%
	Human resources committee	3 of 3	(1)	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	2,800	4,975	$380,664	Has until May 2022 to meet the guideline
2018	—	2,011	$86,553
Change	2,800	2,964	$294,111

Other unrelated public company directorships during the last five years

—

(1)         Mr. Borgard has attended all committee meetings since joining the committee in May 2018.

Maura J. Clark

New York, New York, USA

Corporate director

Director since May 2015

Age 60

Independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Utility/Energy

•      Capital markets

•      Mergers and acquisitions

•      Government relations/Legal/Regulatory

•      International business

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

Ms. Clark is a director of Garrett Motion Inc., an automobile technology provider, and Nutrien Ltd. (formerly Agrium Inc.), the world’s largest provider of crop inputs, services and solutions.

Joined
Board	May 2015
Audit committee	May 2015
Governance and nominating committee	May 2016

2018 Voting results	2018 Board and committee attendance
99.01% votes for	Board of directors	8 of 8	100%
0.99% votes withheld	Audit	5 of 5	100%
	Governance and nominating	3 of 3	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	—	10,956	$536,406	Has until May 2020 to meet the guideline
2018	—	7,760	$333,990
Change	—	3,196	$202,416

Other unrelated public company directorships during the last five years

Garrett Motion Inc. (Nominating and Governance Committee (Chair) and Compensation Committee)

Nutrien Ltd. (formerly Agrium Inc.) (Audit Committee (Chair), Human Resources and Compensation Committee)

Elizabeth Arden, Inc. (former director and member of Audit Committee (Chair) and Nominating and Corporate Governance Committee)

Margarita K. Dilley

Washington, D.C., USA

Corporate director

Director since May 2016

Age 61

Independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Utility/Energy

•      Capital markets

•      Technology/Cybersecurity

•      Mergers and acquisitions

•      International business

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

Joined
Board	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2018 Voting results	2018 Board and committee attendance
98.93% votes for	Board of directors	8 of 8	100%
1.07% votes withheld	Audit	5 of 5	100%
	Human resources	6 of 6	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	—	8,635	$422,770	Has until May 2021 to meet the guideline
2018	—	5,530	$238,011
Change	—	3,105	$184,759

Other unrelated public company directorships during the last five years

—

Julie A. Dobson

Potomac, Maryland, USA

Corporate director

Director since May 2018

Age 62

Independent

Skills and experience

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Capital markets

•      Technology/Cybersecurity

•      Mergers and acquisitions

•      International business

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Ms. Dobson is a former director of Safeguard Scientifics, Inc., a capital provider to technology driven businesses. She is a former director of PNM Resources, an electric and gas utility in New Mexico and Texas, and American Water Works Company, the largest investor-owned water utility in the United States.

Joined
Board	May 2018
Audit committee	May 2018
Governance and nominating committee	May 2018

2018 Voting results	2018 Board and committee attendance
99.57% votes for	Board of directors	7 of 7	(1)	100%
0.43% votes withheld	Audit	4 of 4	(2)	100%
	Governance and nominating	2 of 2	(2)	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	2,200	2,163	$213,612	Has until May 2023 to meet the guideline
2018	—	—	—
Change	2,200	2,163	$213,612

Other unrelated public company directorships during the last five years

Safeguard Scientifics, Inc. (former director and member of Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)

American Water Works Company (former director and member of Audit Committee (Chair) and Nominating and Governance Committee)

RadioShack Corporation (former director and member of Compensation Committee (Chair))

PNM Resources, Inc. (former director, former Lead Director and member of Audit Committee and Compensation Committee)

(1)         Ms. Dobson has attended all board meetings since joining the board in May 2018.

(2)         Ms. Dobson has attended all committee meetings since joining the committees in May 2018.

Ida J. Goodreau

Vancouver, British Columbia, Canada

Corporate director

Director since May 2009

Age 67

Independent

Skills and experience

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  International business

Ms. Goodreau is past President and Chief Executive Officer of LifeLabs. Prior to joining LifeLabs in March 2009, Ms. Goodreau served as President and Chief Executive Officer of the Vancouver Coastal Health Authority from 2002. She has held senior leadership roles in several Canadian and international pulp and paper and natural gas companies.

Ms. Goodreau graduated from the University of Windsor with a Bachelor of Commerce, Honours, and an MBA, and from the University of Western Ontario with a Bachelor of Arts (English and Economics).

Ms. Goodreau has served as a director of FortisBC Energy and FortisBC since November 2002 and has served as Chair of those boards since April 2017.

Joined
Board	May 2009
Human resources committee	May 2009 (Chair, September 2016 to May 2018)
Governance and nominating committee	May 2015 (Chair, May 2018)

2018 Voting results	2018 Board and committee attendance
98.87% votes for	Board of directors	8 of 8	100%
1.13% votes withheld	Human resources	6 of 6	100%
	Governance and nominating (Chair)	3 of 3	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	—	36,631	$1,793,454	yes (9.2x)
2018	—	32,472	$1,397,595
Change	—	4,159	$395,859

Other unrelated public company directorships during the last five years

—

Barry V. Perry

St. John’s, Newfoundland and Labrador, Canada

President and Chief Executive Officer, Fortis Inc.

Director since January 2015

Age 54

Not independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Sustainability

•      Capital markets

•      Mergers and acquisitions

•      International business

Mr. Perry is President and Chief Executive Officer of Fortis. Prior to his current position at Fortis, Mr. Perry served as President from June 30, 2014 to December 31, 2014 and prior to that served as Vice President, Finance and Chief Financial Officer from 2004. Mr. Perry joined the Fortis organization in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power.

He graduated from Memorial University with a Bachelor of Commerce and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

Mr. Perry serves as a director of Fortis utility subsidiaries FortisBC Energy, FortisBC, UNS Energy and ITC.

Joined
Board	January 2015

2018 Voting results	2018 Board and committee attendance
99.70% votes for	Board of directors	8 of 8	100%
0.30% votes withheld

Fortis securities held (as at March 16, 2018 and March 15, 2019) (1)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Market value ($)	Meets executive share ownership target
2019	313,487	30,526	$16,842,876	yes (13.0x)
2018	300,914	—	$12,951,339
Change	12,573	30,526	$3,891,537

Other unrelated public company directorships during the last five years

—

(1)         Mr. Perry does not receive director compensation (including DSUs) as a member of the Fortis board. Mr. Perry receives stock options and, beginning in 2019, receives RSUs as part of his compensation as President and Chief Executive Officer of Fortis (see page 52).

Joseph L. Welch

Longboat Key, Florida, USA

Corporate director

Director since May 2017

Age 70

Not independent

Skills and experience

•      Governance and risk management

•      Executive compensation

•      Utility/Energy

•      Capital markets

•      Technology/Cybersecurity

•      Mergers and acquisitions

•      Government relations/Legal Regulatory

Mr. Welch serves as Chairman of the Board of ITC. He retired as President and Chief Executive Officer of ITC, effective October 31, 2016 following its acquisition by Fortis.

He began his career in the utility business in 1971, established ITCTransmission in Michigan as a stand-alone entity from its parent corporation in 2003, and subsequently led ITC’s growth into the largest independent electric transmission company in the United States.

Mr. Welch graduated from the University of Kansas with a Bachelor of Science (Electrical Engineering). He is a licensed professional engineer in the state of Michigan.

Mr. Welch does not serve on any Fortis committees because he is not considered independent at this time. Mr. Welch has served as Chairman of the Board of ITC since 2008.

Joined
Board	May 2017

2018 Voting results	2018 Board and committee attendance
99.68% votes for	Board of directors	8 of 8	100%
0.32% votes withheld

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	1,712,392	4,975	$84,082,288	yes (387.2x)
2018	1,712,392	2,011	$73,787,905
Change	—	2,964	$10,294,383

Other unrelated public company directorships during the last five years

—

Jo Mark Zurel

St. John’s, Newfoundland and Labrador, Canada

Corporate director

Director since May 2016

Age 55

Independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Executive compensation

•      Capital markets

•      Mergers and acquisitions

•      International business

Mr. Zurel is President of Stonebridge Capital Inc., a private investment company, and a corporate director. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and the Canada Pension Plan Investment Board. He also serves on the board of the Institute of Corporate Directors.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

Joined
Board	May 2016
Audit committee	May 2017
Human resources committee	May 2016 (Chair, May 2018)

2018 Voting results	2018 Board and committee attendance
99.62% votes for	Board of directors	8 of 8	100%
0.38% votes withheld	Audit	5 of 5	100%
	Human resources (Chair)	6 of 6	100%

Fortis securities held (as at March 16, 2018 and March 15, 2019)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2019	10,000	7,830	$872,957	yes (4.5x)
2018	9,949	4,782	$634,022
Change	51	3,048	$238,935

Other unrelated public company directorships during the last five years

Highland Copper Company Inc. (Audit Committee (Chair), Compensation and Corporate Governance Committee)

Major Drilling Group International Inc. (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee (Chair))

Additional information about the directors

2018 Meeting attendance

We expect directors to attend all of the regularly scheduled board and committee meetings and the annual meeting of shareholders, and ideally any special meetings. Directors can attend by teleconference if they are unable to attend in person.

The table below is a summary of the 2018 meeting attendance including the annual meeting of shareholders.

	Number of meetings	Overall meeting attendance
Board	8	100%
Audit committee	5	100%
Human resources committee	6	100%
Governance and nominating committee	3	100%
Total number of meetings held	22	100%

The next table summarizes the number of board and committee meetings attended by each non-executive director in 2018. You can see each director’s individual attendance record in the profiles beginning on page 12.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	8 of 8	100%	8 of 8	100%	16 of 16	100%
Pierre J. Blouin	8 of 8	100%	9 of 9	100%	17 of 17	100%
Paul J. Bonavia	6 of 6	100%	6 of 6	100%	12 of 12	100%
Lawrence T. Borgard	8 of 8	100%	8 of 8	100%	16 of 16	100%
Maura J. Clark	8 of 8	100%	8 of 8	100%	16 of 16	100%
Margarita K. Dilley	8 of 8	100%	11 of 11	100%	19 of 19	100%
Julie A. Dobson	7 of 7	100%	6 of 6	100%	13 of 13	100%
Ida J. Goodreau	8 of 8	100%	9 of 9	100%	17 of 17	100%
Douglas J. Haughey	8 of 8	100%	14 of 14	100%	22 of 22	100%
Joseph L. Welch	8 of 8	100%	—	— (1)	8 of 8	100%
Jo Mark Zurel	8 of 8	100%	11 of 11	100%	19 of 19	100%

(1)   Mr. Welch does not serve on any of the committees because he is not considered independent at this time.

2018 Director compensation

	Fees earned (1)	Share-based awards (DSUs) (2)	All other compensation (3)	Total
Tracey C. Ball	$119,000	$120,000	$102,470	$341,470
			(includes FortisAlberta and FortisBC)
Pierre J. Blouin	$100,500	$120,000	$19,511	$240,011
Paul J. Bonavia	$87,663	$60,000	$960	$148,623
Lawrence T. Borgard	$128,274	$120,000	$5,354	$253,628
Maura J. Clark	$128,274	$120,000	$15,325	$263,599
Margarita K. Dilley	$134,105	$120,000	$115,112	$369,217
			(includes CH Energy Group)
Julie A. Dobson	$89,606	$60,000	$960	$150,566
Ida J. Goodreau	$115,500	$120,000	$163,174	$398,674
			(includes FortisBC)
Douglas J. Haughey	$220,000	$185,000	$47,101	$452,101
R. Harry McWatters (4)	$32,843	$60,000	$55,268	$148,111
Ronald D. Munkley (4)	$40,912	$60,000	$41,338	$142,250
Joseph L. Welch	$112,726	$120,000	$199,791	$432,517
			(includes ITC Holdings)
Jo Mark Zurel	$113,431	$120,000	$10,154	$243,585
Total	$1,422,834	$1,385,000	$776,518	$3,584,352

(1)   Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers and meeting fees, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson and Mr. Welch are U.S. residents and their cash fees are paid in US dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.2957.

(2)   Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issue.

(3)   Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

(4)   Mr. McWatters and Mr. Munkley both retired from the board on May 3, 2018.

We credit DSUs on the first day of each calendar quarter during the year, by dividing one fourth of the director’s equity retainer by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. Effective April 1, 2018, the volume weighted average trading price of our common shares on the NYSE for the five days ending on the grant date is used for directors who are U.S. residents. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date, and are reinvested in additional DSUs.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2018.

	Number of shares or units that have not vested (1)(2)	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share- based awards not paid out or distributed
Tracey C. Ball	15,894	$723,316	—
Pierre J. Blouin	12,650	$575,717	—
Paul J. Bonavia	1,470	$66,911	—
Lawrence T. Borgard	4,256	$193,680	—
Maura J. Clark	10,179	$463,267	—
Margarita K. Dilley	7,881	$358,663	—
Julie A. Dobson	1,470	$66,911	—
Ida J. Goodreau	35,620	$1,621,076	—
Douglas J. Haughey	29,616	$1,347,808	—
R. Harry McWatters (4)	—	—	$975,348
Ronald D. Munkley (4)	—	—	$1,125,554
Joseph L. Welch	4,256	$193,680	—
Jo Mark Zurel	7,092	$322,737	—
Total	130,384	$5,933,766	$2,100,902

(1)   We have not granted stock options or option-based awards to directors since 2006. As of December 31, 2018, only Mr. Perry holds Fortis stock options, granted as part of his executive compensation (see page 83).

(2)   DSUs vest immediately when the director retires from the board and are redeemed for cash.

(3)   Calculated by multiplying the number of share-based awards that have not vested by $45.51, the closing price of our common shares on the TSX on December 31, 2018. Share-based awards granted in US dollars have been multiplied by US$33.36, the closing price of our common shares on the NYSE on December 31, 2018, and reported in Canadian dollars using the December 31, 2018 exchange rate of US$1.00 = $1.3642.

(4)   Mr. McWatters and Mr. Munkley both retired from the board on May 3, 2018. Their vested DSUs will be paid out to them on or before December 15, 2019.

Board committees

Audit committee

Tracey C. Ball (Chair)
Lawrence T. Borgard
Maura J. Clark
Margarita K. Dilley
Julie A. Dobson (1)
Douglas J. Haughey
Jo Mark Zurel

100% independent

All of the members of the audit committee bring significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, enterprise risk management (ERM), financial reporting, internal controls and finance matters generally.

The committee is responsible for:

•                   overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting

•                  overseeing compliance with related legal and regulatory requirements

•                  reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance

•                  overseeing the rotation of the audit partner(s), and the independent auditor as necessary

•                  reviewing earnings and dividend guidance and other financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally

•                  overseeing the appropriateness of material financing

•                  overseeing our ERM program and our insurance program.

It is also responsible for overseeing and administering the following policies:

•                  derivative instruments and hedging policy

•                  disclosure policy (together with the governance and nominating committee)

•                  hiring from independent auditing firms

•                  internal audit function

•                  pre-approval policy for independent auditor services

•                  reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy).

You can find a complete copy of the committee mandate which was updated in 2018 on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. The committee met five times in 2018. It meets separately with internal audit and the external auditors, and it also set aside time at each committee meeting to meet without management present.

Additional information about the composition and oversight of the audit committee can be found on page 33 of our annual information form dated February 14, 2019 on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

(1) Appointed to the committee following the annual meeting on May 3, 2018

Human resources committee

Jo Mark Zurel (Chair) (1)
Pierre J. Blouin
Paul J. Bonavia (2)
Lawrence T. Borgard (2)
Margarita K. Dilley
Ida. J. Goodreau
Douglas J. Haughey

100% independent

All members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•                  evaluation of the CEO

•                  recommending to the board the appointment of executive officers

•                  human resources planning, including the development and succession of senior management (see page 32)

•                  the compensation and benefits program for senior management.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Willis Towers Watson was engaged in 2018 to perform the biennial executive compensation review, which included benchmarking and strategic compensation research and analysis. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

•                  executive compensation policy

•                  respectful workplace policy (new in 2018)

•                  diversity policy (together with the governance and nominating committee)

•                  statement of investment policy and principles.

It also oversees and administers our four employee compensation plans: performance share unit plan, restricted share unit plan, 2012 stock option plan and the employee share purchase plan (ESPP). You can read about these plans beginning on page 67.

You can find a complete copy of the committee mandate which was updated in 2018 on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met six times in 2018 and set aside time at each meeting to meet without management present.

(1) Appointed chair of the committee following the annual meeting on May 3, 2018

(2) Appointed to the committee following the annual meeting on May 3, 2018

Governance and nominating committee

Ida J. Goodreau (Chair) (1)
Tracey C. Ball
Pierre J. Blouin
Paul J. Bonavia (2)
Maura J. Clark
Julie A. Dobson (2)
Douglas J. Haughey

100% independent

The members of the governance and nominating committee bring a mix of governance experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The governance and nominating committee assists the board in overseeing our governance structure and practices and the nomination, assessment and compensation of directors.

The committee is responsible for:

•                  developing and recommending an approach on corporate governance issues to the board

•                  overseeing Fortis’ commitment to environmental and social responsibility and reviewing our reporting on environmental and social matters

•                  the size and composition of the board, including competencies and skills, level of diversity and renewal mechanisms

•                  proposing new director candidates for nomination to the board

•                  advising the board on committee membership, the appointment of committee chairs and board Chair succession planning (see pages 31 and 41)

•                  carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 40)

•                  maintaining a comprehensive orientation and continuing education program for directors

•                  overseeing our cybersecurity program

•                  approving any engagement of an outside expert, or experts, by the committee or any director at our expense

•                  reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

•                  code of business conduct and ethics

•                  anti-corruption policy

•                  board-shareholder engagement policy

•                  director governance guidelines

•                  disclosure policy (together with the audit committee)

•                  diversity policy (together with the human resources committee)

•                  insider trading policy

•                  majority voting policy

•                  privacy policy.

You can find a complete copy of the committee mandate which was updated in 2018 as well as a copy of the code of business conduct and ethics on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met three times in 2018 and set aside time at each meeting to meet without management present.

(1) Appointed chair of the committee following the annual meeting on May 3, 2018
(2) Appointed to the committee following the annual meeting on May 3, 2018

2 Governance

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Where to find it

30  Our governance policies and practices

31  About the Fortis board

Our governance policies and practices

Our governance practices comply with the corporate governance guidelines in National Policy 58-201 and our voluntary adoption of several standards set out under Rule 303 of the SEC and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards generally include the subsidiary’s CEO for operating expertise, one or more directors or officers of Fortis and one other CEO from a Fortis operating subsidiary. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing strong leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent and unrelated directors. The Chair of the board is a member of each committee for continuity and consistency. Each committee elects its chair, and the position generally rotates every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

The mandates along with the position descriptions of the Chair of the board and the President and CEO were reviewed and amended in 2018 as part of our biennial review process. Changes to committee mandates are approved by the governance and nominating committee and the board. The committee reports in this circular set out the governance policies under their respective areas of responsibility.

The board and each committee meet without management present at each meeting. Mr. Perry is not a member of any standing committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about the board committees beginning on page 26.

External advice

Fortis pays the cost of any independent external advisors retained by the board.

Position descriptions

We have formal position descriptions for the Chair of the board and the President and CEO that set out their roles and responsibilities.

The role and responsibilities of the committee chair are described in the mandate for each board committee.

Copies of the position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 12 nominated directors for election at the annual meeting.

The board has determined that 10 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 — Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.

Mr. Perry is not independent because he is our President and Chief Executive Officer. Mr. Welch is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

The board meets without its non-independent directors at every meeting.

Independent reporting requirements

Our significant operating subsidiaries (FortisBC Energy, ITC, and TEP) as well as FortisBC, FortisAlberta, Newfoundland Power and Caribbean Utilities are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established or made arrangements for audit and human resources committees in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each of these subsidiaries also independently prepares and publicly files continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements, and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Role and responsibilities

The board is responsible for ensuring effective leadership, and for providing oversight in several key areas, including strategy, leadership and succession planning, risk management, corporate governance and sustainability.

Strategy

The board oversees our strategic planning process and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy and progress, and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, external speakers also periodically provide views on trends and issues that may have an impact on our strategy and risk profile.

The session facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy also aligns with shareholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions.

Barry Perry was appointed President and Chief Executive Officer on January 1, 2015 following a formal process undertaken by the human resources committee.

Our talent management program enhances our ability to identify, develop and assess individuals across Fortis who may be candidates for executive positions in the future. We also recognize the value of periodically considering external candidates to ensure we are attracting the best talent. The program also supports the ongoing work in succession planning by the human resources committee and the board. Following a number of leadership changes in 2017, in 2018 we appointed Jocelyn Perry as Executive Vice President, Chief Financial Officer (previously President and Chief Executive Officer of Newfoundland Power), as part of Karl Smith’s planned retirement on May 31, 2018 after more than three decades at Fortis and David Hutchens as Executive Vice President, Western Utility Operations. We also welcomed James Reid as Executive Vice President, Chief Legal Officer and Corporate Secretary bringing deep expertise in legal and governance practices. The seamless transition of these executives to new roles reflects the effectiveness of our management succession plan.

Leadership diversity

We recognize the value of having a diverse leadership team.

The human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when identifying and evaluating potential candidates for executive leadership positions. We look first at individuals in the organization (including our subsidiaries) and consider diversity, as well as other factors like competencies, mobility, merit, experience and qualifications.

The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions. However, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates. In addition, our corporate-wide talent management program encourages the advancement of female leaders within Fortis and our subsidiaries.

Women currently represent 38% of the executive leadership team, including Jocelyn Perry and Nora Duke, two of our named executives.

Women represent 38% of the executive leadership team at Fortis. As of the end of 2018, Jocelyn Perry is one of only four female CFOs represented in the TSX 60 and she and Nora Duke, EVP, Sustainability and CHRO are two of just 28 female named executive officers in the TSX 60 group of companies.

Annual women’s leadership forum

In 2018 we held our third annual Women in Executive Leadership Forum which brings together current executives and emerging talent from across the Fortis group of companies to effect change and an inclusive and equal workplace.

Risk management and governance

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management system in place relative to its risk profile so we can achieve our strategic objectives. This includes an increased focus on environmental, social and governance risk enterprise-wide to ensure proper oversight and good governance generally.

The board, through the audit committee, oversees our ERM program. As part of ERM, senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business. ERM at the subsidiary level is overseen by each subsidiary’s board, most of which are comprised of a majority of independent directors. Material risks identified at the subsidiaries are communicated to Fortis management and form part of the Fortis ERM program.

Every year the board evaluates the identified categories of risk. Specific risks and related mitigation strategies are evaluated, documented and reviewed, and the board receives updates on enterprise risk throughout the year.

In 2018 the board continued to pay particular attention to our capital projects and our focus areas for growth as well as the disruptive threats facing the utility industry, including those arising from advancement in technology and changes to the regulatory framework. The board also focused on changes in government policies, particularly those relating to the environment and U.S. tax reform. You can find a more comprehensive discussion of risk management in our 2018 MD&A, beginning on page 51 of our 2018 annual report. The annual report is available on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Cybersecurity

Cybersecurity has become one of our biggest concerns with the rapid advancement of the internet and information technology. We are managing cybersecurity from three perspectives: leadership and oversight, cyber risk management and investment opportunities.

Phonse Delaney, our Chief Information Officer, leads our cybersecurity program. The program mirrors the structure of our ERM framework and focuses on key risks including asset management and identity and access to threat and vulnerability, situational awareness, information sharing, incident response, supply chain and workforce, among other things. Learnings at ITC’s control center helped us to identify and address gaps in our businesses to mitigate risk.

In 2018 the mandate of the governance and nominating committee was revised to clarify its role in overseeing cybersecurity.

Environmental and sustainability oversight

We believe environmental management and sustainable practices are good for our business, employees and customers.

We pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve. We are committed to reducing our environmental footprint, providing strong governance and enhancing the lives of our people and the communities where we live and work.

We are primarily a transmission and distribution company so our environmental footprint is relatively small compared to our peers. This does not, however, lessen our commitment to conducting business in an environmentally responsible way, and to using sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

We are focused on three areas for a cleaner energy future:

1.        A core strategy focused on transmission and distribution

2.        A shift to lower carbon resources and renewables

3.        A five-year capital investment plan that helps the grid deliver cleaner energy.

We are collaborating on initiatives with the communities we serve, such as smart grids, natural gas for transportation and renewable energy sources.

Fortis hosts second industry forum

In late March we will host the second Fortis Energy Exchange in partnership with the Canadian Electricity Association, bringing together senior executives from the electricity utility industry throughout North America, as well as government and industry officials.

Launched in June 2017, the forum provides a unique opportunity to discuss clean energy, technology and security, cross-jurisdictional energy transportation, integrated resource management and the vision for the future of the electricity utility sector.

Natural gas

FortisBC is driving change by encouraging the use of liquefied natural gas (LNG) or compressed natural gas for transportation to reduce emissions by 15% to 25%.

Fleet owners and operators are taking advantage of FortisBC’s incentive programs to make the switch to reduce fuel costs and their environmental footprint, while helping the province of British Columbia meet emission reduction goals. At the end of 2018, more than 850 commercial vehicles and seven marine vessels had committed to natural gas as their preferred fuel choice.

Renewable natural gas

FortisBC was the first utility in North America to offer Renewable Natural Gas to end-use customers as an affordable low carbon energy solution.

Residential food scraps, yard waste and commercial organic waste are collected at processing facilities. Suppliers use organic waste to produce biogas, and then upgrade it into Renewable Natural Gas. The gas is then injected into FortisBC’s existing natural gas pipeline system.

Over 10,000 homes and businesses across BC had signed up for the program by the end of 2018.

Renewable energy plans for Arizona

TEP has a target of serving 30% of the retail load from renewable generation by 2030, doubling the state’s 2025 goal. TEP anticipates bringing 450 MW of renewable resources on line by 2021, including 100 MW of solar with a 30 MW battery and up to 350 MW of wind.

TEP is also seeking information about forest biomass generation systems through a request for information that could help generate power while improving the health of Arizona forests. Biomass power plants use the heat produced from the combustion of biological materials to generate electricity.

We produced our first sustainability report in October 2018. The report covers our 10 utility operations throughout North America and contains information and data on the environment, governance, customers, our people and community engagement. The report includes updated environmental reporting using the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. The 2018 sustainability report is available on our website (www.fortisinc.com).

Board oversight

Our governance and nominating committee reviews programs and practices designed to promote corporate citizenship and environmental and social responsibility, and advises the board on the status and adequacy of efforts to ensure business is conducted in a manner that meets the high standards of sustainability.

Subsidiary governance

Fortis and its subsidiaries share a commitment to the environment in our operations. Each operating subsidiary has a comprehensive environmental management system with the majority having adopted environmental management systems that are ISO 14001 compliant, while others have extensive environmental compliance programs.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate. We regularly monitor and review environmental management systems and protocols, strive for continual performance improvement and regularly set and review environmental objectives, targets and programs.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease greenhouse gas (GHG) emissions and increase renewable energy sources.

Sustainability governance at a glance

•      Board of directors – responsible for risk management oversight and ensures business is conducted to meet high standards of environmental and social responsibility

•      Governance and nominating committee – provides environmental and social oversight

•      President and CEO – responsible for the long-term success of Fortis and our sustainability strategy

•      Executive Vice President, Sustainability and CHRO – responsible for enterprise-wide sustainability and stewardship

•      Utilities – responsible for establishing sustainability objectives within the broader Fortis strategy and implementing operational aspects of sustainability

•      Sustainability working group – responsible for developing our sustainability strategy and directing our reporting practices

•      Fortis operating group – deals with operational matters and shares best practices across the group of companies

Strong community partnerships

Wataynikaneyap Power

Wataynikaneyap Partnership is owned 51% by 24 First Nations communities and 49% by a partnership between Fortis (80%) and Algonquin Power and Utilities Corp. (20%). The project will install approximately 1,800 km of new transmission line to connect 17 First Nations communities to the electricity grid for the first time, replacing diesel plant systems, reducing GHG emissions and bringing safer, cleaner, reliable energy to meet the everyday needs of the communities. In 2018 we achieved a major milestone with the connection of the first community, Pikangikum, to the Ontario power grid via the Wataynikaneyap Power transmission line.

The partnership has a shared vision of creating a strong, viable business for First Nations communities for generations to come, with the goal of transferring knowledge so our First Nations partners can eventually fully operate and maintain the utility. The project is expected to create over 760 jobs during construction and FortisOntario is developing training programs for Indigenous students to lead to meaningful employment during the project.

Troops to Energy Jobs

Central Hudson partners with Troops to Energy Jobs program, which helps U.S. military service veterans make a successful transition to a rewarding career in the energy industry. The program provides veterans with education and career counseling as well as job placement assistance. Central Hudson has hired 27 veterans since Troops to Energy Jobs was launched in 2014.

Shock Trauma Air Rescue Service

FortisAlberta demonstrates its commitment to the local community with its partnership with the Shock Trauma Air Rescue Service. The service delivers emergency medical training throughout rural Alberta. FortisAlberta’s most recent commitment was a $400,000 donation over five years, bringing the total commitment to more than $1.7 million and making the utility the organization’s longest standing corporate partner.

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a director candidate’s nomination, the chair of the governance and nominating committee and the Chair of the board meet with the candidate to discuss the specific responsibilities of serving on our board, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct. We expect our directors to act honestly and ethically, and to always comply with our policies, act in our best interests and avoid any conflicts of interest.

Our code of business conduct and ethics applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. The code was updated as of January 1, 2018 and is available on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, whistleblower policy and our new respectful workplace policy. You can find our key policies and read more about corporate governance at Fortis on our website.

New respectful workplace policy

In 2018 we adopted a new respectful workplace policy at Fortis which expands on our zero tolerance for harassment, discrimination, sexual harassment, retaliation and any other forms of abusive behavior in the workplace as set out in our code of business conduct and ethics and supports our commitment to provide employees a professional, respectful and safe workplace environment.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders.

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best effort to attend them. Directors can participate by teleconference if they cannot attend in person.

Share ownership

We require our directors to be Fortis shareholders so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Most of our newer directors — Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Dilley and Ms. Dobson — are building their equity ownership as shown below.

The table below shows each director’s equity ownership as at March 15, 2019 and their holdings for the previous year. It does not include Mr. Perry because he is required to meet our share ownership requirements for executives (see page 53).

	Equity ownership March 15, 2019		Equity ownership March 16, 2018		Net change			Multiple of	Year to meet
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs	Market value March 15, 2019(1)	2018 annual retainer	share ownership requirement
Tracey C. Ball	4,950	16,716	4,950	13,325	—	3,391	$1,060,767	5.4x	—
Pierre J. Blouin	2,380	13,442	2,380	10,177	—	3,265	$774,645	4.0x	—
Paul J. Bonavia (2)	—	2,163	—	—	—	2,163	$105,900	0.5x	2023
Lawrence T. Borgard	2,800	4,975	—	2,011	2,800	2,964	$380,664	1.8x	2022
Maura J. Clark	—	10,956	—	7,760	—	3,196	$536,406	2.5x	2020
Margarita K. Dilley	—	8,635	—	5,530	—	3,105	$422,770	1.9x	2021
Julie A. Dobson (2)	2,200	2,163	—	—	2,200	2,163	$213,612	1.0x	2023
Ida J. Goodreau	—	36,631	—	32,472	—	4,159	$1,793,454	9.2x	—
Douglas J. Haughey	10,000	30,933	10,000	25,506	—	5,427	$2,004,080	4.9x	—
Joseph L. Welch	1,712,392	4,975	1,712,392	2,011	—	2,964	$84,082,288	387.2x	—
Jo Mark Zurel	10,000	7,830	9,949	4,782	51	3,048	$872,957	4.5x	—

(1)       Based on $48.96, the closing price of our common shares on the TSX on March 15, 2019.

(2)       Mr. Bonavia and Ms. Dobson were elected as directors on May 3, 2018.

Serving on other boards

As board and committee service requires significant time and attention in order for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and nominating committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board’s approval.

Board interlocks

None of our directors serve together on another public company board. Some of our directors serve together on the board of a Fortis operating subsidiary (see page 30 for details about our governance structure).

You can read about the other directorships and committee memberships of our director nominees in the profiles beginning on page 12.

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and nominating committee reviews the board profile every year, including the average age,  tenure of individual directors and the representation of various areas of expertise, experience and diversity.

This year’s 12 nominated directors represent three age groups, varying tenure on the board, Canadian and U.S. residency and gender diversity.

Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. The matrix below gives a snapshot of the skills and experience of the board. We use the matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis’ size and geographic footprint.

In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business practice and conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

Board diversity

We have a diversity policy that sets out our principles and objectives for diversity on our board and our commitment to having a board where at least one-third of the board’s independent directors are represented by each gender — a level we currently exceed. The governance and nominating committee is responsible for reviewing the board’s diversity on a regular basis.

The governance and nominating committee considers all aspects of diversity, including experience, gender, ethnicity, geographic representation, ability and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

We believe this year’s nominated directors reflect a diverse group of talented individuals. Five of the 12 nominees are female.

Director development

The governance and nominating committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 11 and skills matrix on page 38).

Orientation

New directors attend an orientation session with senior management to review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities. All members of the board are invited to attend.

Directors can access the director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Continuing education

All directors are expected to maintain a current understanding of Fortis’ business, the regulated utility sector, strategic initiatives and energy trends. To assist directors in their understanding, the governance and nominating committee oversees continuing director education. Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information. Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

The governance and nominating committee works with management and the Chair of the board to discuss continuing education topics. In 2018 directors received several presentations and updates on a broad range of topics. The board also participated in the annual group-wide strategic planning meeting, which featured presentations from external consultants and senior management at Fortis and its subsidiaries on a variety of topics.

Highlights of the 2018 program are set out in the table below:

Date	Location	Topic	Attendees
February 14	St. John’s, NL	Presentation on sustainability reporting and approaches (external presenter)	All directors
May 1	St. John’s, NL	Director orientation (open to new and returning directors)	T. Ball P. Blouin P. Bonavia M. Clark J. Dobson I. Goodreau D. Haughey R. Munkley J. Zurel
May 3	St. John’s, NL	Presentation on electric vehicles	All directors

Date	Location	Topic	Attendees
May 3	St. John’s, NL	Presentation on integrated resource planning	All directors
July 25	Toronto, ON	Presentation on utility and power sector trends (external)	All directors
September 25	Banff, AB	Presentation on the Alberta oil and gas industry (external)	All directors
September 25	Banff, AB	Presentation by FortisAlberta management regarding our Alberta business	All directors
November 28	Toronto, ON	Presentation on capital markets matters in the power and utility industry (external presenter)	All directors

Assessment and renewal

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process helps the governance and nominating committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruiting potential director candidates.

The governance and nominating committee leads the process, as required in its mandate, and works with the
Chair of the board on the assessment process.

The annual assessment has four components:

Each director completes a comprehensive survey and rates the effectiveness of:

•        the board and each committee of which they are a member

•        the Chair of the board

•        the board and committee processes

•        the board’s relationship with management

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board (see the skills matrix on page 38), which is reviewed by the governance and nominating committee.

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and nominating committee prepares a summary of the results and presents it to the governance and nominating committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and nominating committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and nominating committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair meets with the Chair of the board to provide feedback.

Renewal

The governance and nominating committee oversees the director recruitment and nomination process to fill vacancies on the board and plan for projected retirements as directors near the retirement age or term limit.

The committee uses the skills matrix, our diversity criteria and any emerging skills or experience the board identifies as important criteria for the search process.

The committee may, from time to time, engage an external consultant or search firm to help identify potential director candidates. It engaged SpencerStuart in 2014, 2016 and 2017 to help in this area.

We also look at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of six of our current nominees.

Director candidates are first considered by the governance and nominating committee and following the recommendation of the governance and nominating committee, potential nominees meet the board before being nominated as directors.

In 2017 the board adopted a guideline for rotation of the committee chairs every four years as a good governance practice. The board rotated the chairs for the governance and nominating committee and the human resources committee following the annual meeting on May 3, 2018 (see pages 27 and 28).

Tenure and term limits

We limit the term directors can serve on our board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election (unless the board determines otherwise in exceptional circumstances) until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:

•        an annual board cash retainer

•        an annual board equity retainer (granted as DSUs)

•        an annual committee cash retainer for each committee the director serves on.

Benchmarking

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The committee engaged Willis Towers Watson to assess director compensation in 2018. Willis Towers Watson reviewed the structure and level of director compensation at Fortis to that of the comparator group of publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives (see pages 56 and 57).

Willis Towers Watson concluded that our director compensation was below the median of the comparator group and recommended adjustments to bring our levels to the median of the market. The board approved an increase in the director retainers for 2019 to put director fees at the median of the comparator group.

Willis Towers Watson also recommended changes to the structure of director compensation as part of the 2018 review. The board adopted an “all-in” compensation structure to align with market practice in North America, including the removal of meeting fees for board and committee service and the introduction of a retainer for committee members.

The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive committee member retainers. Willis Towers Watson recommended and the board adopted a change to the allocation between cash and equity compensation for the Chair of the board to be consistent with the related mix for directors. Mr. Perry does not receive director compensation from Fortis because he is compensated in his role as President and Chief Executive Officer.

The table below shows the approved 2019 director fee schedule compared to the two previous years. Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs.

Director fee schedule

	2019	2018	2017
Board Chair cash retainer	$160,000	$220,000	$220,000
Board Chair equity retainer (received as DSUs)	$245,000	$185,000	$185,000
Director cash retainer	$95,000	$75,000	$75,000
Director equity retainer (received as DSUs)	$125,000	$120,000	$120,000
Committee member retainers
Audit committee member	$10,000	—	—
Governance and nominating committee member	$7,500	—	—
Human resources committee member	$7,500	—	—
Committee chair retainers
Audit committee chair	$20,000	$20,000	$20,000
Governance and nominating committee chair	$15,000	$15,000	$15,000
Human resources committee chair	$15,000	$15,000	$15,000
Board and committee meeting fee (cash)	—	$1,500	$1,500

Directors do not participate in our stock option plan, incentive plans or pension plans.

About DSUs

Directors receive part of their compensation in DSUs rather than cash.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement. We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average price of our common shares traded on the TSX for the five trading days ending on the redemption date. Effective April 1, 2018, DSUs granted to directors who are U.S. residents reference the volume weighted average trading price of our common shares traded on the NYSE, with the resulting payment made in US dollars.

Director share ownership

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 36).

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2018 no directors elected to receive optional DSUs in lieu of their annual cash board retainer. The table shows the directors’ 2018 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs. Mr. McWatters and Mr. Munkley retired from the board on May 3, 2018 and Mr. Bonavia and Ms. Dobson were appointed to the board at that time.

	2018 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity retainer	Optional DSUs
Tracey C. Ball	$341,470	35%	100%	0%
Pierre J. Blouin	$240,011	50%	100%	0%
Paul J. Bonavia	$148,623	40%	100%	0%
Lawrence T. Borgard	$253,628	47%	100%	0%
Maura J. Clark	$263,599	46%	100%	0%
Margarita K. Dilley	$369,217	33%	100%	0%
Julie A. Dobson	$150,566	40%	100%	0%
Ida J. Goodreau	$398,674	30%	100%	0%
Douglas J. Haughey	$452,101	41%	100%	0%
R. Harry McWatters	$148,111	41%	100%	0%
Ronald D. Munkley	$142,250	42%	100%	0%
Joseph L. Welch	$432,517	28%	100%	0%
Jo Mark Zurel	$243,585	49%	100%	0%
Total	$3,584,352

On January 1, 2019, we granted 1,025 DSUs to the Chair of the board and 665 DSUs to each Canadian resident non-management director at a price of $45.14, the volume weighted average trading price of our common shares on the TSX for the previous five days. We granted 672 DSUs to each U.S. resident non-management director at a price of US$32.70, the volume weighted average trading price of our common shares on the NYSE for the previous five days. The grants represented the directors’ equity retainers for the first quarter of 2019.

Communicating with the board

The board believes in the importance of open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation every year as a way to engage regularly with shareholders on this important matter. In accordance with our board-shareholder engagement policy, representatives of the board held formal meetings with shareholder representative each of the past two years.

In 2018 the Chair of the board and the chairs of the human resources and governance and nominating committee met with many of our largest shareholders in Toronto and New York to have an open dialogue on a wide range of topics including business strategy, board structure, cybersecurity, sustainability oversight, executive compensation and leadership succession planning. Participation was higher this year compared to our inaugural board-shareholder engagement meeting in 2017. Ten of our largest shareholders, representing 16% of our outstanding shares, attended the meetings, which included an engaging question and answer session.

Board-shareholder engagement policy

In 2017 the board adopted a board-shareholder engagement policy to further its commitment to transparency and to facilitate communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

Shareholders, employees and others can communicate directly with the board by contacting the Chair of the board:

Chair of the board Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street PO Box 8837 St. John’s, NL A1B 3T2 Canada	Tel: Fax: Email:	709.737.2800 709.737.5307 dhaughey@fortisinc.com

The Chair of the board will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

3 Executive compensation

Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

We begin this section with a message from the chair of the human resources committee about their key activities in 2018 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

45  Message from the chair of the human resources committee

49  Compensation discussion and analysis

49  Compensation strategy

49  Compensation governance

55  Compensation design and decision-making

59  2018 Executive compensation

78  Share performance and cost of management

81  2018 Compensation details

Message from the Chair of the Human Resources Committee

Dear shareholders,

One of the main tasks of the human resources committee is to ensure that Fortis has a sound compensation policy — that executive pay is fair, linked to performance and aligns with shareholder interests. Here is an overview of how the committee approached its work in 2018:

Assessing performance

Fortis executed well on its strategic priorities in 2018, notably capital investment, earnings growth and delivering value to our shareholders.

Earnings per share, the primary measure for incentive compensation, reached $2.59 on a reported basis and $2.55 on an adjusted basis for annual incentive purposes. This outcome marked an increase from reported EPS of $2.32 in 2017, although continuing to be tempered by the negative impacts on our U.S. utilities associated with U.S. tax reform.

Fortis completed a robust 2018 capital plan and developed a new five-year plan that will support an approximate 20% increase in investment in areas core to energy delivery over the planning horizon. Our operational performance was generally strong, while recognizing the opportunity for continuous improvement. We made meaningful advances in areas of leadership succession, diversity, cybersecurity, sustainability and technology.

In 2018 we delivered an annual dividend of $1.725 and a one-year TSR of 2.8%, outperforming the relevant market indices in Canada. Our fourth quarter 2018 dividend increase of 5.9% marked 45 consecutive years of increases in the annual dividend paid on Fortis common shares.

Annualized shareholder returns for the last five, 10 and 20 years, on average, were 12.6%, 10.5% and 12.4%.

Linking pay to performance

Corporate performance, which accounts for the majority of an executive’s annual incentive, was assessed at a factor of 112.2%. This reflects performance that modestly exceeded the earnings target combined with operational performance that was positive on overall reliability of service while below our expectations on safety. We performed well in relation to our safety metrics but sadly experienced tragedy in 2018 when an employee died in an accident while working at a Fortis utility. Management recommended, and the board agreed, that there be no incentive payout on safety for 2018.

The corporate performance factor was combined with a lesser weighted individual performance factor to arrive at an overall percentage of target incentive payout.

The following annual incentive awards were approved by the board:

	2018 annual incentive	% of target
Barry V. Perry	$1,713,000	119.8%
Jocelyn H. Perry (1)	$412,000	127.0%
Nora M. Duke	$406,000	119.8%
James P. Laurito (2)	$558,500	119.8%
David G. Hutchens (2),(3)	$1,027,500	141.5%
Karl W. Smith (4)	$217,000	100.0%

(1)   Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed an officer of Fortis on June 1, 2018. Her annual incentive reflects both roles.

(2)   The annual incentive was converted from US to Canadian dollars using the 2018 average exchange rate of US$1.00 = $1.2957.

(3)   Mr. Hutchens was appointed an officer of Fortis as of January 1, 2018 and continues to serve as President and Chief Executive Officer of UNS Energy.

(4)   Mr. Smith’s annual incentive was set in accordance with his retirement arrangements discussed on page 66.

Medium and long-term incentive awards were awarded in accordance with the executive compensation policy, and generally allocated 75% to performance share units (PSUs) and 25% to stock options. Mr. Laurito received 100% PSUs, and as subsidiary CEOs in 2018, Ms. Perry and Mr. Hutchens received a slightly different allocation that included restricted share units (RSUs). The 2018 PSU awards will vest at the end of three years based on performance against two equally weighted measures: relative TSR and cumulative EPS (see pages 68 and 69 to read more about the 2018 grants).

The 2016 PSU awards, which included the same performance metrics as described above for the 2018 grant, vested on January 1, 2019. Our three-year TSR of 36.5% represented the 31st percentile of the performance peer group. The performance of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index for the same period was 20.4% and 20.1%, respectively. Our relative TSR performance, combined with maximum achievement on cumulative earnings per common share, resulted in a combined payout of 101.4%.

Target setting that aligns management performance with shareholder expectations is a primary objective of our executive compensation strategy. The committee has established challenging targets requiring a high level of performance to receive target payouts under our annual incentive and PSU plans. Looking forward to 2019, growth is expected to be impacted due to lower earnings at our Arizona utilities resulting from the historical test year used to set rates in Arizona. In addition, the Federal Energy Regulatory Commission (FERC) decision with respect to ITC’s independence incentive adder will have a dilutive impact in 2019. ITC has filed a request for rehearing on this issue, and we are awaiting the outcome. You can read more about regulation in our 2018 annual report, which is available on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Compensation governance

Shareholders will have another opportunity to have their say on executive pay at this year’s annual shareholder meeting. We hold the advisory vote every year to receive ongoing shareholder feedback on this important issue. Last year 97.85% of the votes cast were in favour of our approach to executive compensation.

We continually review executive compensation at Fortis and keep abreast of market practices as part of good compensation governance. In 2018 the committee carried out its biennial compensation review — a comprehensive assessment of the overall program, compensation mix and policies to make sure the compensation structure and approach are sound. We engaged Willis Towers Watson to assist in the effort.

Following a period of significant acquisitions and expansion in the U.S., Fortis’ strategy has shifted to organic growth. The focus of the 2018 review was to ensure alignment of the compensation program with our organic growth strategy.

Through the completion of the biennial review, the human resources committee confirmed the appropriateness of our executive compensation program and practices. Minor adjustments are being implemented in 2019 to improve the alignment of the program with our strategy, internal structure and market practice and are described on page 52. We plan to conduct the next biennial review in 2020.

Compensation risk assessment

We are also committed to assessing and managing risk in our compensation policies and practices. In 2018 the committee engaged Willis Towers Watson to conduct a risk assessment of the executive compensation program at Fortis. The assessment concluded that our executive pay program reflects good policies and practices, and does not promote excessive risk-taking that is likely to have a material adverse effect on Fortis.

Leadership succession

Working with the board and management, we announced a new Executive Vice President, Chief Financial Officer as of June 1, 2018, following the planned retirement of Karl W. Smith after more than three decades with Fortis. Jocelyn H. Perry was previously President and Chief Executive Officer of Newfoundland Power and has brought her enthusiasm and close to 20 years of experience working with the Fortis group.

This key leadership change, together with the changes to the executive team announced in early 2018 and subsequent seamless transitions to new roles, are a result of the continued efforts of the board and management on leadership succession planning.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 49 before you vote your shares. Details about the 2018 compensation decisions for the named executives begin on page 59.

We look forward to seeing you at the shareholder meeting and receiving your feedback.

Sincerely,

Jo Mark Zurel

Chair, Human Resources Committee

Our 2018 named executives

Barry V. Perry | President and Chief Executive Officer (President & CEO)

As President & CEO, Mr. Perry is responsible for the long-term success of Fortis and our sustainability strategy. Mr. Perry’s career with the Fortis Group spans nearly 20 years. Mr. Perry was appointed President on June 30, 2014 and Chief Executive Officer, effective January 1, 2015. He was previously Vice President, Finance and Chief Financial Officer, and joined the Fortis Group in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the boards of FortisBC Energy, FortisBC, UNS Energy and ITC. Mr. Perry is Chair of the Edison Electric Institute’s (EEI) International Programs Trans-Atlantic Regional Advisory Committee and Co-Chair of EEI’s CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada’s Top 40 Under 40.

Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)

(as of June 1, 2018) Ms. Perry is responsible for our financial strategy, financial reporting and investor relations strategy. Ms. Perry has an extensive career in the utility business, and worked at Newfoundland Power for the past 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and for the past year as President and Chief Executive Officer. She was Director of Finance at Fortis in the early 2000s, and previously served in other finance roles in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant designation in the early 1990s. Ms. Perry serves on the boards of CH Energy Group and Central Hudson. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador, serving as a professional board member and a volunteer for organizations such as the Healthcare Foundation, C-CORE and Provident10 (formerly the Public Service Pension Plan Corporation).

Nora M. Duke | Executive Vice President, Sustainability and Chief Human Resource Officer (EVP, Sustainability and CHRO)

Ms. Duke is responsible for enterprise-wide sustainability and stewardship and our human resources policies, programs and practices. Ms. Duke’s career with the Fortis Group spans 32 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and an MBA from Memorial University of Newfoundland. Ms. Duke serves on the board of UNS Energy and FortisAlberta. She is a member of the Edison Electric Institute’s ESG/Sustainability Steering Committee and serves on the boards of Slate Office REIT and Memorial University’s Genesis Group. Ms. Duke is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University’s Genesis Centre Selection Board and past Vice Chair of the Hotel Association of Canada.

James P. Laurito | Executive Vice President, Business Development (EVP, Business Development)

Mr. Laurito was appointed an officer of Fortis in April 2016 and continues to serve as President and Chief Executive Officer of CH Energy Group. Mr. Laurito previously served as President and Chief Executive Officer of Central Hudson, Fortis’ first U.S. utility. He joined Central Hudson in January 2010 as President. Mr. Laurito previously served as President and Chief Executive Officer of New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the boards of Central Hudson, CH Energy Group, ITC and Belize Electricity Limited. He also serves on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. Mr. Laurito is past Chair of the Northeast Gas Association.

David G. Hutchens | Executive Vice President, Western Utility Operations (EVP, Western Utility Operations)

Mr. Hutchens was appointed an officer of Fortis in January 2018 and continues to serve as President and Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services, while also overseeing our FortisBC and FortisAlberta operations. Mr. Hutchens’ career in the energy sector spans more than 20 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of UNS Energy, FortisBC and FortisAlberta, all Fortis utilities. Mr. Hutchens serves on the board of directors of the Edison Electric Institute and the Western Energy Institute and a number of other charitable and civic organizations.

Karl W. Smith | former Executive Vice President, Chief Financial Officer

(retired May 31, 2018) Mr. Smith’s career with the Fortis Group spanned more than 30 years, having served as Executive Vice President, Chief Financial Officer at Fortis as well as President and Chief Executive Officer of FortisAlberta and Newfoundland Power.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Our compensation strategy is designed to support our vision: to be a leader in the North American utility industry.

We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Skills and experience	Jo Mark Zurel (Chair)	Pierre J. Blouin	Paul J. Bonavia	Lawrence T. Borgard	Margarita K. Dilley	Ida J. Goodreau	Douglas J. Haughey
Utility/Energy		✓	✓	✓	✓	✓	✓	Average board tenure of committee members: 4.7 years
Executive compensation	✓	✓	✓	✓		✓	✓
Governance and risk management	✓	✓	✓		✓	✓	✓
Senior executive experience	✓	✓	✓	✓	✓	✓	✓

Independent advice

The committee received third party advice and special expertise from three advisors in 2018 to help it carry out its duties:

Willis Towers Watson	Korn Ferry	Mercer

• conducted the 2018 biennial review of executive compensation

• completed an assessment of executive compensation risk

• conducted a review of director compensation in 2018

• has served as an advisor to Fortis since 2014

• provided Fortis and its subsidiaries with job evaluation services and market compensation data from its national database

• conducted benchmarking research and analysis on behalf of Fortis’ Canadian subsidiaries in 2018

• has served as an advisor to Fortis since 1987

• retained to provide general pension consulting and actuarial advice to Fortis including plans relating to the named executives • has served as an advisor to Fortis since 1987

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees
	2018	2017	2018	2017
Willis Towers Watson Executive and director compensation, including the 2018 biennial executive compensation review	$160,653	$1,701	$56,593	$38,325
Korn Ferry Job evaluation, compensation data, executive compensation consulting services	$63,031	$61,288	—	$9,265
Mercer Pension consulting	$177,618	$114,039	—	—

In 2018 the human resources committee engaged Willis Towers Watson as part of its biennial compensation review as discussed on page 51. Willis Towers Watson was also engaged to conduct an assessment of executive compensation risk.

The committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management’s approval to use the external consultants for any services. The committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve services to be provided to a subsidiary as long as the work is consistent with the broad parameters of our policy on engaging consultants. In 2018 our subsidiaries engaged all three advisors and paid a total of $984,915 to Willis Towers Watson, $776,766 to Mercer and $369,464 to Korn Ferry for services such as pension, actuarial and non-executive compensation consulting.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The committee uses a six-point plan to manage compensation risk on behalf of the board:

1.              Formal reviews

The committee reviews compensation annually to ensure competitive positioning consistent with our compensation philosophy. In addition, the committee conducts a more comprehensive review biennially to make sure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•        updating benchmarking of our pay levels

•        determining incentive compensation for the prior year

•        setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual and PSU incentive plans in the context of challenges, opportunities and risks expected during the relevant period.

Biennial review

The biennial process is broader and typically reviews:

•        a relative valuation of roles

•   an assessment of any newly established executive positions

•   comparator group for relevance and appropriateness

•   compensation mix

•   annual and long-term incentive plan designs and performance measurement

•   compensation risk

•   other policies and provisions.

The human resources committee retained Willis Towers Watson to conduct the 2018 biennial review. Following a period of significant acquisitions and expansion in the U.S., Fortis’ strategy has shifted to organic growth. The focus of the 2018 review was to ensure alignment of the compensation program with Fortis’ organic growth strategy and to compare our compensation policies and practices to market practice.

Program changes in 2019

Based on the findings of the 2018 biennial review, we are modifying our executive compensation program for 2019 as follows:

•      As outlined on page 67, the equity-based incentive mix for senior executives who are Canadian residents is generally comprised of 75% PSUs and 25% stock options, and 100% PSUs for senior executives who are U.S. residents. The medium-term incentive plan in 2019 will include the introduction of RSUs to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives. All executives will receive 25% of their equity-based compensation in RSUs, with the related shift from PSUs. The result will be improved internal alignment with 75% of equity-based compensation for senior executives based on performance, through the granting of PSUs and stock options, and the remaining 25% tied to ongoing executive service through RSUs.

•      We are also adding a cash flow metric to the annual incentive plan, reflecting Fortis’ commitment to maintain investment grade credit ratings.

We will provide complete details in our 2020 management information circular.

Willis Towers Watson also completed an executive compensation risk assessment in 2018. They concluded that appropriate measures are in place to mitigate executive compensation risk, and that our compensation program and practices do not promote excessive risk-taking that are likely to have a material adverse effect on Fortis.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs and stock options, with RSUs to be added in 2019 as discussed above. These vest over the medium and long term to align more closely with shareholder interests and to mitigate risk.

3. Incentive plan design

Our incentive plans cover different performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•        The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan. The human resources committee compares actual performance against the annual objectives when determining the annual incentive awards. We must achieve a minimum level of performance, otherwise the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if we meet corporate performance thresholds, or increase an annual bonus during a period of exceptional challenges or opportunities.

•        Our performance share unit plan links pay directly to performance against predetermined cumulative earnings per common share and TSR relative to our peers. We must achieve a minimum level of performance, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard and Poor’s) at the end of the three-year performance period.

•        Restricted share units, which were granted to subsidiary executives in 2018, are tied to the price of our common shares, thereby aligning the interests of management and shareholders.

•        Stock options are awarded to the Canadian-resident named executives and other members of senior management to motivate and retain senior talent, and reward significant performance achievements. The size of the award is based on a target incentive, established by executive level and based on competitive positioning with the market.

The committee may perform appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on  page 60.

4. Share ownership guidelines

We require our executives to own equity in Fortis to ensure they have a vested interest in our future success and to align their interests with those of our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and RSUs they may hold. Share ownership guidelines increase by level and executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

Four of our named executives meet their share ownership requirement. The other named executive is building his share ownership during the five-year grace period (see below).

We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

The table below shows the share ownership details provided by each named executive as at March 15, 2019. We used their annual base salary at December 31, 2018 and $48.96, the closing price of our common shares on the TSX on March 15, 2019, to determine compliance as of the date of this circular. Each named executive was granted RSUs as of January 1, 2019, as explained on page 52. In addition, Ms. Perry was granted RSUs while she was President and Chief Executive Officer of Newfoundland Power, and Mr. Hutchens receives RSUs in his role as President and Chief Executive Officer of UNS Energy. Mr. Smith is not included in the table because he retired from Fortis on May 31, 2018.

	Share ownership guideline (as a multiple of base salary)	Number of shares owned	Number of RSUs owned	Total market value	Meets requirement/ ownership (as a multiple of base salary)
Barry Perry President & CEO	5x	313,487	30,526	$16,842,876	yes (13.0x)
Jocelyn Perry EVP, CFO	3x	40,002	10,425	$2,468,906	yes (4.7x)
Nora Duke EVP, Sustainability and CHRO	3x	106,088	6,289	$5,501,978	yes (9.7x)
James Laurito EVP, Business Development	3x	17,384	8,922	$1,287,942	has until December 31, 2021 to meet the requirement
David Hutchens EVP, Western Utility Operations	3x	25,662	47,651	$3,589,404	yes (4.0x)

An executive who does not comply with the policy may not be eligible for grants of medium and long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the committee chair and discuss the possibility of an alternative plan that balances the goals of the policy and the executive’s circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2018.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities. In addition, executive officers are prohibited from pledging their shares as security or receiving a loan from Fortis for the purchase of shares, unless otherwise approved by the EVP, CFO or Corporate Secretary. No exceptions were granted in 2018.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. If a director or officer wants to buy or sell Fortis securities, they must first pre-clear it with the EVP, CFO or Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of Fortis paid or awarded to an executive officer and any profits realized from the sale of Fortis securities in the event of fraud, gross negligence or intentional misconduct by executives of Fortis or a subsidiary, or if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and operational results, circumstances that may have influenced individual and/or corporate performance, and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%. You can read more about the incentive plans beginning on page 60.

Compensation design and decision-making

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe it must also be transparent and easy to administer.

Compensation structure

We structure compensation in four categories, to reward executive officers for performance over different time horizons: short term, medium term, long term and full career. This positions us to ensure executives are focused on short and long-term objectives.

Our compensation program puts emphasis on longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the compensation mix for the President and Chief Executive Officer.

Compensation element	Description	Objectives
Current-year performance
Annual base salary	Fixed level of compensation, competitive with the market	• Attract and retain highly qualified executives • Motivate strong business performance
Annual incentive (at risk)	Cash bonus based on corporate and individual performance against pre-determined targets	• Align executive and shareholder interests • Motivate strong business performance
Medium-term performance (three years)
Performance share units (PSUs) (at risk)

Equity-based incentive for strong future performance

Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

• Align executive and shareholder interests by tying incentive compensation to the value of our common shares

• Encourage sustained longer-term business performance

• Balance compensation for short and longer-term results

Restricted share units (RSUs) (at risk)

Equity-based incentive granted to subsidiary executives and vice presidents at Fortis. Beginning in 2019, RSUs will be granted to the named executives as well (see page 52)

Vest at the end of three years, paid out in cash based on our share price

Earn additional units as dividend equivalents for dividends paid on our common shares during the period

• Align executive and shareholder interests by tying incentive compensation to the value of our common shares • Encourage sustained, medium-term growth

Long-term performance (up to 10 years)
Stock options (at risk)	Equity-based incentive Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years	• Attract and retain highly qualified executives • Encourage strong longer-term business performance
Full-career performance
Employee share purchase plan

Employee plan that encourages share ownership

Named executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

• Align executive and shareholder interests by encouraging share ownership • Attract and retain highly qualified executives
Retirement benefits	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans (see page 77 for details)	• Attract and retain highly qualified executives

Compensation decision-making

Benchmarking

We benchmark our compensation levels to make sure we pay competitively. We target executive compensation at the median of the market. Our compensation advisors provide comparative analysis of pay levels and practices of companies in our compensation peer group and recommendations based on pay competitiveness, emerging trends and best practices. The committee reviews the information and recommends any compensation adjustments to the board.

The comparator group used to set 2018 compensation was made up of 33 similarly sized companies: 17 Canadian industrial companies and 16 U.S. utility companies. Both groups are weighted equally. We continue to treat the US dollar compensation values at par for benchmarking purposes.

Canadian industrial companies (50% weighting)

Agrium Inc.
ATCO Ltd./Canadian Utilities Ltd.
Barrick Gold Corporation
Canadian National Railway Co.
Canadian Natural Resources Inc.
Canadian Pacific Railway Ltd.
Cenovus Energy Inc.
Emera Inc.
Enbridge Inc.
Finning International Inc.
Goldcorp Inc.
Husky Energy Inc.
Hydro One Ltd.
PotashCorp of Saskatchewan Inc.
SNC-Lavalin Group Inc.
Teck Resources Ltd.
TransCanada Corp.

U.S. utility companies (50% weighting)

Ameren Corp.
CenterPoint Energy Inc.
CMS Energy Corp.
Consolidated Edison Inc.
DTE Energy Company
Edison International
Entergy Corporation
Eversource Energy
FirstEnergy Corp.
NiSource Inc.
PPL Corp.
Public Service Enterprise Group Inc.
SCANA Corp.
Sempra Energy
WEC Energy Group Inc.
Xcel Energy

The 2018 biennial review included a review of the comparator group and related weightings, with no significant changes noted. The 2019 comparator group will be consistent with 2018, except that Nutrien Ltd., the newly formed company following the merger of Agrium Inc. and PotashCorp of Saskatchewan Inc., will replace the two predecessor companies. The result will be a comparator group of 32 companies for 2019: 16 Canadian industrial companies and 16 U.S. utility companies.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the Willis Towers Watson U.S. energy services executive compensation survey. Similar to our benchmarking for named executive compensation, we treat the US dollar compensation at par for benchmarking purposes.

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for medium and long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the right shows the 2018 compensation mix for each named executive.

Setting performance targets

After the board approves the business plan, corporate, subsidiary and individual performance objectives are set for the annual incentive.

The President and Chief Executive Officer proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan, without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. Acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. The President and Chief Executive Officer submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Corporate performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes the performance targets for the PSU plan with reference to the business plan and long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate, subsidiary and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. Based on this information, the committee recommends the annual incentive awards to the board.

The committee makes recommendations to the board about the payout of PSU awards that have vested as well as any salary adjustments for the named executives. The committee also recommends grants of medium and long-term incentive awards. Previous grants are not directly taken into account when granting annual PSUs, RSUs and stock options.

Using discretion

As discussed on page 54, both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards. You can read more about the use of discretion under each incentive plan beginning on page 60.

2018 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links to our overall corporate strategy and rewards for individual and corporate performance.

A significant portion is at risk to align executive and shareholder interests. At-risk pay is highest for the
President & CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities. Our focus is on organic growth, and we have identified six strategic initiatives to achieve the growth shareholders expect:

•        execute our utility capital investment plan

•        strengthen our balance sheet and maintain investment grade credit ratings

•        maintain and invest in system resiliency and cybersecurity

•        uphold sustainable business practices and deliver cleaner energy

•        enhance customer and regulatory relationships

•        pursue energy infrastructure and expansion of LNG and energy storage.

As noted earlier in the circular, Fortis continued to deliver value to its shareholders through continued dividend growth and strong shareholder return in comparison to the industry. The alignment of shareholder value and executive compensation is discussed under Share performance and cost of management beginning on page 78.

The table below shows the breakdown of 2018 total direct compensation for the named executives. The 2018 annual incentive for Mr. Smith was not at risk as the amount was set at 100% achievement in consideration of his planned retirement on May 31, 2018. Note that the value of the PSUs, RSUs and stock options is not guaranteed. You can read more about the incentive plans beginning on page 60.

	Base salary		Annual incentive		Performance share units		Restricted share units		Stock options	Total	At-risk portion
Barry Perry President & CEO	$1,300,000		$1,713,000		$3,900,000		—		$1,300,000	$8,213,000	84%
Jocelyn Perry (1) EVP, CFO (as of June 1, 2018)	$466,347		$412,000		$579,306		$88,200		$88,200	$1,634,053	72%
Nora Duke EVP, Sustainability and CHRO	$565,000		$406,000		$762,750		—		$254,250	$1,988,000	72%
James Laurito EVP, Business Development	$777,420	(2)	$558,500	(2)	$1,357,884	(3)	—		—	$2,693,804	71%
David Hutchens EVP, Western Utility Operations	$906,990	(2)	$1,027,500	(2)	$1,614,122	(3)	$586,153	(3)	—	$4,134,765	78%
Karl Smith Former EVP, CFO (retired May 31, 2018)	$272,505	(4)	$217,000	(4)	$1,072,500		—		$357,500	$1,919,505	75%

(1)   Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed to her current position on June 1, 2018. Her compensation reflects both roles.

(2)   Mr. Laurito and Mr. Hutchens are U.S. residents and their salary and annual incentive have been converted from US dollars to Canadian dollars using the 2018 average exchange rate of US$1.00 = $1.2957.

(3)   The value of Mr. Laurito’s PSUs granted on January 1, 2018 by CH Energy Group, and Mr. Hutchens’ PSUs granted on January 1, 2018 by Fortis and UNS Energy and RSUs granted on the same date by UNS Energy, have been converted from US dollars to Canadian dollars using the January 1, 2018 exchange rate of US$1.00 = $1.2573.

(4)   Mr. Smith’s base salary reflects payments made until his retirement date on May 31, 2018. His annual incentive was prorated to his retirement date and was set in accordance with his retirement arrangements described on page 66.

Salary

Salaries for four of the named executives increased an average of 5.6% for 2018 to align more closely with the median of the compensation comparator group (see page 56). Salary adjustments usually go into effect on
January 1.

Ms. Perry and Mr. Hutchens were appointed officers of Fortis in 2018. Both are seasoned executives in the utility sector with deep experience and demonstrated leadership skills.

See the summary compensation table on page 81 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose

Motivate executives to achieve strong business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Subsidiary	Individual	Total
Barry Perry President & CEO	110%	80%	—	20%	100%
Jocelyn Perry (1) EVP, CFO (as of June 1, 2018)	68%	76%	—	24%	100%
Nora Duke EVP, Sustainability and CHRO	60%	80%	—	20%	100%
James Laurito EVP, Business Development	60%	80%	—	20%	100%
David Hutchens (2) EVP, Western Utility Operations	80%	25%	55%	20%	100%
Karl Smith (3) Former EVP, CFO (retired May 31, 2018)	80%	80%	—	20%	100%

(1)   Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed to her current position on June 1, 2018. Her annual incentive target and performance mix are prorated to reflect both roles. The annual incentive target associated with the EVP, CFO role is 80% of salary, weighted at 80% corporate and 20% individual performance.

(2)   Mr. Hutchens’ award is also based on the performance of certain subsidiaries in his role as EVP, Western Utility Operations (see page 64).

(3)   Mr. Smith served as EVP, CFO until May 31, 2018, the date he retired from Fortis. His annual incentive was prorated to his retirement date and was set in accordance with his retirement arrangements described on page 66.

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•   generally no awards are granted if corporate performance is below threshold performance

•   if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met

•   the award is capped at 200% of target. The board continues to have discretion to increase the overall award to a maximum of 200% to recognize exceptional performance.

•   all circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS, as recommended by the human resources committee.

2018 Annual incentive performance summary

The 2018 corporate performance factor, which measures performance using EPS and operational performance for safety and reliability, was assessed at 112.2% as follows:

2018 Corporate performance	Result	Weighting	Performance factor
EPS	125.0%	80%	100.0%
Operational performance	61.1%	20%	12.2%
Total		100%	112.2%

Details about our EPS and operational performance follow on pages 62 and 63.

Subsidiary performance, which applies to Mr. Hutchens, was assessed at 151.8% (see page 64).

Individual performance was assessed at 150% for Mr. Perry, Ms. Duke, Mr. Laurito and Mr. Hutchens, and 175% for Ms. Perry.

The table below shows the calculation of the 2018 annual incentive. Amounts reflect adjustments due to rounding.

Barry Perry	$1,300,000	110.0%	89.8%	—	30.0%	$1,713,000	119.8%	20.9%
Jocelyn Perry (4)	$466,347	68.0%	86.2%	—	40.8%	$412,000	127.0%	25.2%
Nora Duke	$565,000	60.0%	89.8%	—	30.0%	$406,000	119.8%	20.4%
James Laurito (5)	$777,420	60.0%	89.8%	—	30.0%	$558,500	119.8%	20.7%
David Hutchens (5)	$906,990	80.0%	28.0%	83.5%	30.0%	$1,027,500	141.5%	24.9%

(1)   Reflects 80% weighting for Mr. Perry, Ms. Duke and Mr. Laurito and 25% weighting for Mr. Hutchens. See note 4 for details about Ms. Perry’s annual incentive.

(2)   Reflects 55% weighting for Mr. Hutchens.

(3)   Reflects 20% weighting for all named officers other than Ms. Perry. See note 4 for details about Ms. Perry’s annual incentive.

(4)   Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed to her current position on June 1, 2018. Her salary and annual incentive target for the two positions were prorated to calculate the annual incentive.
Ms. Perry’s corporate and individual performance factors reflect performance in both roles.

(5)   Mr. Laurito’s and Mr. Hutchens’ annual incentive awards are paid in US dollars and have been converted to Canadian dollars using the 2018 annual average exchange rate of US$1.00 = 1.2957.

2018 Annual incentive performance assessment

Financial performance was strong in 2018 with net earnings attributable to common equity shareholders of $1,100 million, or $2.59 per common share, compared to $963 million, or $2.32 per common share in 2017.

The increase was driven by growth at both the regulated and non-regulated businesses, as well as lower income tax expense. The lower income tax expense primarily related to a one-time expense in 2017 associated with U.S. tax reform, along with the positive tax impacts of electing to file a consolidated state tax return and designating assets held for sale in 2018. These increases were partially offset by a number of other distinct items recognized in 2017, including unrealized mark-to-market derivative gains, an acquisition break fee, and an unrealized foreign exchange gain on an affiliate loan. Earnings in 2018 were also tempered by the ongoing impact of U.S. tax reform, effective January 1, 2018, and a lower incentive adder at ITC, effective April 2018.

Superior safety and reliability performance are priorities at Fortis. We are outperforming on each of our safety and reliability performance metrics in comparison to industry averages. See page 63 to read about our 2018 operational performance compared to target.

2018 Annual incentive scorecard

1. Corporate performance

Measures results against performance on two key metrics:

•      EPS (80% weighting)

•      Operational performance for safety and reliability (20% weighting)

EPS: 80% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2018, these were set with reference to our annual business plan as approved by the board, prior year results, and the impact that new tax legislation in the United States was expected to have on 2018.

Determining the payout

The table below sets out our 2018 targets for EPS. The award is capped at 200% of target (see page 52 for details).

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$2.29	$2.47 - $2.53	$2.57	$2.65

The graph to the right shows our 2018 adjusted EPS for annual incentive purposes of $2.55 against the target, resulting in a payout of 125%.

2018 EPS results

Target EPS	Reported EPS	Adjusted EPS for annual incentive (1)	Annual incentive result (% of target)
$2.47 - $2.53	$2.59	$2.55	125%

(1)   Non-US GAAP measure (see page 91).

Things to note

For the purposes of calculating the EPS component of corporate performance, reported EPS of $2.59 was adjusted as follows:

•   exclude $44 million in income tax gains associated with an election to file a consolidated state income tax return and the classification of certain assets as held for sale at year-end

•   exclude $10 million of unrealized losses on mark-to-market of derivatives associated with the Aitken Creek natural gas storage facility

•   exclude $7 million related to the unanticipated reduction in ITC’s return on equity stemming from FERC’s decision in 2018 with respect to the independence incentive adder

•    exclude $7 million of unplanned business development costs incurred by ITC in 2018 related to the Big Chino Valley pumped storage project.

The above adjustments amount to a decrease in earnings per share of $0.04 from reported EPS of $2.59. This results in an EPS of $2.55 for the purposes of evaluating performance under the annual incentive.

These adjustments were made to ensure our executives were paid for the performance of the business under their reasonable control in relation to the board approved targets and to encourage investment in growth opportunities.

Operational performance for safety and reliability: 20% weighting

Safety performance is weighted at 10%, electrical system performance at 6% and gas system performance at 4%.

Targets reflect utility industry standard measures and are set by applying a 3% to 5% improvement factor to our performance over the previous three years:

•        Safety: All Injury Frequency Rate

•        Electrical system reliability:

•        System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4% weighting)

•        Forced, Sustained Line Outages (FSLO) for ITC (2% weighting)

•        Gas system performance: Total Gas Excavation Damage Rate.

Things to note

Safety and reliability metrics reflect our focus and commitment to superior operating performance.

Determining the payout

Safety, SAIDI and Gas system performance

Actual performance vs target	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

FLSO

Actual performance vs target	Payout
Over 120%	0%
Between 120% and 80%	Interpolated payout between 50% and 200%
Below 80%	200%

The graphs below show our operational results against the targets for the year:

2018 Operational performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
Safety performance
All Injury Frequency Rate (1)	1.58	1.47	10%	0	%(1)
Electrical system reliability
SAIDI	2.01	2.07	4%	71.1%
FSLO (ITC)	81	91	2%	68.8%
Gas system performance
Total Gas Excavation Damage Rate	6.35	5.68	4%	200%
Total operational result			20%	61.1%

(1)         At management’s recommendation, the board agreed to adjust the 200% achievement on safety performance to a zero payout because of a fatality at Central Hudson during the year.

2. Subsidiary performance

Fifty-five percent of Mr. Hutchens’ performance is assessed on the performance of subsidiaries under his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple metrics calculated and weighted based on the earnings contribution of each subsidiary, with the results assessed by the subsidiary boards as follows (amounts reflect adjustments due to rounding):

2018 results

Subsidiary	Weighting	Result
UNS Energy	72.7%	158.2%
FortisBC	18.2%	132.0%
FortisAlberta	9.1%	142.2%
Total	100.0%	151.8%

2018 subsidiary performance factor: 151.8%

3. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2018 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

Barry Perry, President & CEO

2018 individual performance factor: 150%

Mr. Perry’s performance was assessed against his 2018 priorities:

1. Growth	• Delivered a new five-year capital plan with an increase of $2.8 billion or 20% from 2017 • Led funding strategy to finance growth including advancing disposition of non-core assets
2. Business development	• Achieved planned milestones on Wataynikaneyap project • Advanced various development activities including the Lake Erie Connector and the Big Chino Valley pumped storage projects
3. Sustainability	• Issued our first sustainability report, significantly improving disclosure • Advanced environment, social and governance (ESG) strategy and increased stakeholder communication
4. Talent

• Appointed three senior leaders to C-suite roles to support planned succession and emerging requirements

• Diversity priorities advanced, notably related to gender. Two of the named executives are women

5. Investor relations	• Increased analyst interest and coverage • Delivered successful Investor Days and strengthened engagement and communications with investors on growth strategy
6. Cybersecurity	• Developed Fortis’ cyber risk management program • Continued investment in cybersecurity across the enterprise

Jocelyn Perry, EVP, CFO

2018 individual performance factor: 175%

Ms. Perry’s performance was assessed against her 2018 priorities:

1. Integration	• Completed onboarding process including integration with Fortis executive team and subsidiary CFOs • Led five-year business plan and supported the strategy development team
2. Growth	• Developed the funding strategy to finance our growth plan • Acted as lead on disposition of non-core assets
3. Investor relations	• Generated additional analyst interest and coverage • Held high quality investor conferences • Engaged with investors on sustainability strategy
4. Business plan

• Delivered 2019 business plan with the new five-year capital plan
• Improved the ERM report to support business priorities and strategy
• Improved the financial statements to conform with industry best practices

5. Talent	• Refreshed the talent plan for the finance group and developed succession plans for key roles

Nora Duke, EVP, Sustainability and CHRO

2018 individual performance factor: 150%

Ms. Duke’s performance was assessed against her 2018 priorities:

1. Talent and diversity

• Delivered C-suite leadership development initiative and initiated assessment and coaching action plans

• Advanced a number of diversity initiatives, including the women’s leadership forum
• Developed and implemented the respectful workplace policy

2. Sustainability

• Developed the first enterprise-wide sustainability report and related communications

• Led the cross-functional team for ESG strategy and initiatives and actively engaged with stakeholders on our sustainability strategy

3. Communications

• Delivered highly successful corporation-wide leadership event with creative delivery to support innovation and growth themes

• Launched various community investment initiatives and elevated our communications deliverables

4. Executive compensation

• Assisted the human resources committee in determining the scope of the biennial review and the selection of advisory services to complete the review

• Completed the biennial review, ensuring strong alignment with Fortis’ strategy and governance model

James Laurito, EVP, Business Development

2018 individual performance factor: 150%

Mr. Laurito’s performance was assessed against his 2018 priorities:

1. Business development	• Led assessment of external business development opportunities and supported various internal growth initiatives
2. Wataynikaneyap project	• Co-led the project resulting in significant advancement in 2018 • Engaged in communications and negotiations with key stakeholders
3. Lake Erie Connector project	• Continued to provide corporate support for ITC’s Lake Erie Connector project
4. ITC support	• Assisted ITC with capital and project planning to support additional growth • Continued constructive engagement with minority investor
5. Energy Impact Partners (EIP)	• Acted as executive liaison with EIP, including identification of further growth and innovation opportunities • Engaged subject matter experts throughout the utilities on EIP working group

David Hutchens, EVP, Western Utility Operations

2018 individual performance factor: 150%

Mr. Hutchens’ performance was assessed against his 2018 priorities:

1. Growth	• Achieved significant growth in the five-year capital plan • Identified several new growth opportunities for the Western utilities
2. Western Canada	• Led strategic and capital planning initiatives for the Western utility group • Completed onboarding process including integration with leadership teams at FortisBC and FortisAlberta
3. Project management	• Advanced resources and increased collaboration across project management teams • Made significant progress on UNS’ large generation and transmission projects and FortisBC’s LNG and pipeline projects
4. Sustainability	• Supported development of the ESG strategy and related sustainability report • Participated in key investor relations meetings and discussions
5. Talent	• Filled several key leadership roles and continued to promote opportunities and related mobility across the organization • Updated the talent management and succession plans for the Western utilities

Karl Smith, former EVP, CFO

Mr. Smith retired from Fortis on May 31, 2018.

His 2018 annual incentive was a prorated amount of $217,000, paid at target in recognition of his planned retirement.

Mr. Smith’s individual performance was assessed against his 2018 priorities, which included:

•        preparing for a smooth transition to the successive EVP, CFO

•        overseeing the replacement of the VP, Treasurer due to retirement

•        improving our financial disclosure practices

•        supporting growth opportunities at the subsidiary level

•        supporting talent management and succession planning for the corporate finance group.

Medium-term incentive

Purpose

Encourage executives to achieve sustained medium-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares.

Who participates

All executives

Form

•      Restricted share units (RSUs) are awarded to subsidiary executives and vice presidents at Fortis, and will be granted to the named executives as well beginning in 2019 (see page 52)

•      Performance share units (PSUs)

Amount

The award is granted annually and the amount is based on competitive positioning and executive level. 2018 target awards were as follows:

	Total target grant value	Incentive mix
	(as % of salary)	PSUs	RSUs	Stock options
Barry Perry President & CEO	400%	—	75%	25%
Jocelyn Perry EVP, CFO (as of June 1, 2018)	162%	12%	76%	12%
Nora Duke EVP, Sustainability and CHRO	180%	—	75%	25%
James Laurito EVP, Business Development	180%	—	100%	—
David Hutchens EVP, Western Utility Operations	250%	27%	73%	—
Karl Smith Former EVP, CFO (retired on May 31, 2018)	220%	—	75%	25%

(You can read about stock options beginning on page 72).

RSUs

Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed to her current position on June 1, 2018. Ms. Perry was granted RSUs while she was President and Chief Executive Officer of Newfoundland Power. Her target grant value and incentive mix reflects the prorated value associated with both roles.

Mr. Hutchens receives RSUs in his role as President and Chief Executive Officer of UNS Energy.

RSUs are paid in cash at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

RSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person.

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established metrics (see page 68).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by Standard and Poor’s (S&P)) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

The ultimate value of the award is based on our performance against two metrics — our cumulative EPS for the three years and our relative TSR — and our share price at the end of the three-year performance period. If we do not achieve a minimum level of performance, then the payout for that metric is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year period when determining the payout.

Grant of 2018 PSU and RSU awards

	PSU awards			RSU awards
	Grant value	Number of PSUs	As a % of 2018 total direct compensation	Grant value	Number of RSUs	As a % of 2018 total direct compensation
Barry Perry	$3,900,000	84,766	47.5%	—	—	—
Jocelyn Perry	$579,306	12,591	35.5%	$88,200	1,917	5.4%
Nora Duke	$762,750	16,578	38.4%	—	—	—
James Laurito	$1,357,884	29,514	50.4%	—	—	—
David Hutchens	$1,614,122	35,083	39.0%	$586,153	12,740	14.2%
Karl Smith	$1,072,500	23,311	55.9%	—	—	—

The 2018 PSU and RSU awards were granted on January 1, 2018 in accordance with the executive compensation policies of Fortis and the related subsidiaries.

The grant value was divided by $46.01, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2017, to calculate the number of PSUs and RSUs to be awarded. The number of PSUs and RSUs in the table reflect any adjustments due to rounding.

PSU and RSU awards for Mr. Laurito and Mr. Hutchens are calculated and awarded in US dollars and have been converted to Canadian dollars using the January 1, 2018 exchange rate of US$1.00 = $1.2573.

PSU performance criteria

PSUs granted in 2018 will vest on January 1, 2021 (the third anniversary of the grant date) based on our performance against two pre-established targets, each weighted at 50%:

•        our cumulative EPS compared to a target set by the human resources committee with reference to our business plan

•        our TSR compared to the TSR of our performance peer group.

The payout multiplier for each metric is zero if we do not achieve threshold performance, and is capped at 200% for maximum performance.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. Consolidated Edison, Inc.	DTE Energy Co. Edison International Emera Inc. Entergy Corp. Eversource Energy FirstEnergy Corp.	Great Plains Energy Inc. Hydro One Ltd. NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PG&E Corporation	PPL Corp. Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

Companies were approved by the human resources committee in January 2018 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis as at December 31, 2017.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$17,101	$9,374,491	$32,537,106	54.82%	3.26%
Average	$19,233	$10,255,001	$38,372,365	57.33%	3.36%
Fortis	$19,348	$8,301,000	$47,822,000	56.85%	3.69%

The human resources committee reviews the composition of the peer group annually, and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Less than P30	0%
P30	50%
P50 (median)	100%
P85 or higher	200%

We increased the TSR performance threshold for maximum payout from P75 to P85 or higher, beginning with the 2017 PSU awards.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Below threshold	0%
Minimum (target -7%)	50%
Target (plan + 5%)	100%
Stretch (target +4%)	150%
Maximum (target +6%)	200%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2018 PSU awards was set by the human resources committee in reference to our business plan, prior year results, and the impact that new tax legislation in the United States was expected to have on financial results.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

On the grant date, our long-term credit rating was A- according to S&P.

Payout of 2015 PSU awards

PSUs granted in 2015 vested on January 1, 2018 based on our three-year performance on two metrics:

•        our cumulative EPS compared to our target EPS for the period (50% weighting)

•        our relative TSR (50% weighting).

The table below shows the calculation of each payout and the realized value. Awards were paid out using $46.01, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2017. Payout amounts reflect adjustments due to rounding.

Barry Perry	110.8%	58,300	6,820	$46.01	$3,319,680	146%
Jocelyn Perry (1)	110.8%	1,404	164	$46.01	$79,925	146%
Nora Duke	110.8%	8,882	1,039	$46.01	$505,731	146%
Karl Smith	110.8%	16,485	1,929	$46.01	$938,677	146%

(1)         Ms. Perry received PSUs in 2015 under the 2015 performance share unit plan for Newfoundland Power. The terms of that plan mirrored the Fortis 2015 PSU plan.

The 2015 performance peer group originally included 25 publicly traded North American utility companies. Due to consolidation in the industry, certain companies in the original peer group are no longer listed on a public exchange, or were subject to mergers or acquisitions and therefore no longer appropriate for consideration as peers. As such, the performance peer group used to assess performance for the 2015 PSU awards consisted of the following 22 companies:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. CMS Energy Corp.	DTE Energy Co. Emera Inc. Eversource Energy Great Plains Energy MDU Resources Group Inc. New Jersey Resources Corp.	NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. SCANA Corp. PPL Corp.	Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

The 2015 PSU payout multiplier was calculated at 110.8% as follows:

(1)         We achieved a cumulative EPS of $7.49 compared to our target of $6.10, resulting in a payout of 150%.

(2)         Our three-year TSR was at the 38th percentile of the performance peer group, resulting in a payout of 71.6%.

At December 31, 2017, our long-term corporate credit rating was A-, compared to the peer group median of A- according to S&P. The PSUs were paid out at the end of the three-year performance period.

James Laurito and David Hutchens

In 2015 Mr. Laurito and Mr. Hutchens received awards under the share unit plans for Central Hudson and UNS Energy respectively. Under the subsidiary plans, two-thirds of the units granted are performance-based and one-third are service based. The 2015 PSUs vested on January 1, 2018.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

James Laurito	100.4%	9,958	1,165	$46.01	$572,775	132%
David Hutchens	105.6%	16,616	1,944	$46.01	$1,005,402	139%

(1)         Awards were paid out using US$39.59, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2017 of $46.01, converted to US dollars using the exchange rate on December 31, 2014 (the business day prior to the grant date) of $1.00 = US$0.8605. The amount has been converted to Canadian dollars using the 2018 annual average exchange rate of US$1.00 = $1.2957.

Calculating the subsidiary performance multiplier

Subsidiary share unit plans are subject to the same minimum and maximum payout limits as Fortis. Payment criteria for the performance-based units was based on two equally weighted performance measures: Fortis relative TSR, consistent with Fortis’ measure as outlined above, and three-year subsidiary cumulative net income.

The 2015 PSU payout multipliers for Central Hudson and UNS Energy were calculated as follows:

James Laurito	64.6%	35.8%	100.4%
David Hutchens	69.8%	35.8%	105.6%

(1)         Three-year cumulative net income for Central Hudson and UNS Energy exceeded target at 129.2% and 139.6% respectively.

(2)         Our three-year TSR was at the 38th percentile of the performance peer group.

Payout of 2015 RSU awards

In 2015 Ms. Perry received RSU awards under the restricted share unit plan for Newfoundland Power. Mr. Laurito and Mr. Hutchens received RSU awards under the share unit plans for Central Hudson and UNS Energy respectively as discussed on page 68. The 2015 RSUs vested on January 1, 2018.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry (1)	702	82	$46.01	$36,067	133%
James Laurito (2)	4,979	582	$46.01	$285,294	133%
David Hutchens (2)	8,308	972	$46.01	$476,043	133%

(1)         Award was paid out using $46.01, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2017.

(2)         Awards were paid out using US$39.59, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2017 of $46.01, converted to US dollars using the exchange rate on December 31, 2014 (the business day prior to the grant date) of $1.00 = US$0.8605. The amount has been converted to Canadian dollars using the 2018 annual average exchange rate of US$1.00 = $1.2957.

Payout of 2016 PSU and RSU awards

PSUs granted in 2016 vested on January 1, 2019 with our three-year performance based on relative TSR and cumulative EPS compared to target EPS. Our three-year TSR of 36.5% was at the 31st percentile of the performance peer group, resulting in a payout of 52.7%. That performance, combined with 150% achievement on cumulative earnings per common share, resulted in a combined payout of 101.4%, calculated as follows:

(1)         In 2016, Ms. Perry and Mr. Hutchens received PSU awards under the applicable subsidiary share unit plans. Three-year performance for those plans includes subsidiary cumulative net income, and therefore the payout multiplier varies slightly from the 101.4% above.

The 2016 PSU award, as well as the RSUs that were granted in 2016, were paid out using $45.14, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending
December 31, 2018. Further details with respect to the payout of the 2016 PSU and RSU awards, including the amounts paid to each named executive, will be included in our 2020 management information circular.

Long-term incentive

Purpose

Encourage executives to achieve strong long-term business performance, align executive and shareholder interests by encouraging share ownership, and attract and retain highly qualified executives.

Who participates

All executives, except for Mr. Laurito and Mr. Hutchens

Form

Stock options (maximum of 25% of target mix for medium and long-term incentives)

Amount

The award is granted annually and the amount is based on competitive positioning and executive level.
2018 target awards were as follows:

	Total target grant value	Incentive mix
	(as % of salary)	RSUs	PSUs	Stock options
Barry Perry President & CEO	400%	—	75%	25%
Jocelyn Perry EVP, CFO (as of June 1, 2018)	162%	12%	76%	12%
Nora Duke EVP, Sustainability and CHRO	180%	—	75%	25%
Karl Smith Former EVP, CFO (retired on May 31, 2018)	220%	—	75%	25%

Mr. Laurito and Mr. Hutchens do not receive stock options. You can read about the mid-term incentive awards granted to Mr. Laurito and Mr. Hutchens beginning on page 67.

Ms. Perry was President and Chief Executive Officer of Newfoundland Power from January 1, 2018 to May 31, 2018, and was appointed to her current position on June 1, 2018. Her target grant value and incentive mix reflect the prorated value associated with both roles.

Vesting

Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

Grant of 2018 stock option awards

	Grant value	Grant date fair value	As a % of 2018 total direct compensation
Barry Perry	$1,300,000	$41.27	15.8%
Jocelyn Perry	$88,200	$41.27	5.4%
Nora Duke	$254,250	$41.27	12.8%
Karl Smith	$357,500	$41.27	18.6%

The 2018 stock option awards were granted on February 13, 2018 in accordance with our executive compensation policy.

We converted the grant value of the award to a number of stock options by using a stock option valuation based on the binomial valuation model. See footnote 2 to the summary compensation table on page 81 for details.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•        who is eligible to participate in the plan and who, among them, are granted stock option awards

•        the number of common shares covered by each grant of stock options

•        the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the five days ending the day before the grant date)

•        when the stock options will be granted

•        when the stock options will vest

•        when the stock options will expire.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options, or the unexercised portion of the grant, will be extended to 10 business days after the end of the blackout period.

Other important things to know

•        We have 4,635,582 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 1.08% of the total number of issued and outstanding common shares as of
December 31, 2018

•        Since the plan’s inception in 2012, 1,372,247 shares have been issued on the exercise of stock options granted under the plan, representing 0.32% of the total number of shares issued and outstanding as of
December 31, 2018

•        The next table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2018	2017	2016
Number of options granted	761,508	774,924	788,188
Weighted average number of shares outstanding	424,720,126	415,481,447	308,917,584
Burn rate	0.18%	0.19%	0.26%

•        All Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Fortis’ practice is to only grant stock options to executives

•        Non-employee directors are not entitled to participate in the plan

•        Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan

•        We do not backdate stock options or change or reduce the exercise price of stock options previously granted

•        We do not grant loans for participants to exercise their stock options

•        A stock option award does not represent a right for the holder to continue working for, or providing services to, Fortis

•        Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination

•        Our historical 2006 stock option plan terminated on March 2, 2018

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•        increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions

•        reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions

•        extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis

•        removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders

•        permits stock options to be transferred or assigned other than for normal estate settlement purposes

•        amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:
(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a “housekeeping”, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•        amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof

•        amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX

•        amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders

•        increasing the exercise price of any stock option granted under the 2012 stock option plan

•        amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion

•        amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option

•        adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan

•        amendments to the provisions for transferability of stock options for normal estate settlement purposes

•        amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options

•        adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. Mr. Smith and Mr. Laurito purchased shares under the program in 2018. The plan gives full-time and part-time employees a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional, and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee, or issued from treasury. All common shares purchased and held under the 2012 ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of September 1, 2012, we have issued shares from treasury to satisfy employee purchases under the plan (see
Equity compensation plan information on page 84).

The 2012 ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2018 there were 1,527,461 shares available for issuance under the 2012 ESPP, representing 0.36% of the total number of shares issued and outstanding as of December 31, 2018. Since its inception in 2012, 2,517,203 shares have been purchased by employees under the 2012 ESPP, representing 0.59% of the total number of shares issued and outstanding as of December 31, 2018.

The next table shows the burn rate for the last three years, calculated as the number of shares purchased under the 2012 ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2018	2017	2016
Number of shares purchased	505,109	483,833	419,001
Weighted average number of shares outstanding	424,720,126	415,481,447	308,917,584
Burn rate	0.12%	0.12%	0.14%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the 2012 ESPP vest immediately, other than shares purchased with the employer contribution which must be held for a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee; however, eligible employees may only contribute up to 10% of their annual base salary in any given year which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. The named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•      amendments of a “housekeeping” nature

•      amendments necessary to comply with the provisions of applicable law or the rules of the TSX

•      amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan

•      amendments respecting the administration of the plan

•      amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay

•      amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions

•      amendments necessary to introduce vesting or retention periods

•      amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•      increases the maximum number of shares reserved for issuance under the plan

•      amends the definition of eligible employee to broaden or increase insider participation

•      permits an employee to contribute more than 25% of their base pay in a calendar year

•      provides for any additional form of financial assistance to employees

•      amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution

•      removes, increases or exceeds the limits on insider participation

•      amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a “housekeeping” nature.

In 2017 our shareholders approved amendments to the 2012 ESPP to increase the share reserve under the ESPP by 2,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Mr. Perry, Ms. Perry and Mr. Smith are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($26,230 in 2018).

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito and Mr. Hutchens participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Ms. Duke participates in a legacy defined benefit pension plan that is closed to new members. The plan provides a benefit based on a maximum of 35 years of service. The related pension benefit to Ms. Duke was capped at her 1999 earnings level.

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his current role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his current role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was appointed an Executive Vice President of Fortis, Mr. Hutchens’ average monthly earnings, inclusive of annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

401(k) and deferred compensation plans

Mr. Laurito receives a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Laurito participates in the Central Hudson deferred compensation plan, a plan that he was a member of before his appointment to his current role on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his base salary and target annual incentive award, as long as he is employed by CH Energy Group or an affiliate. The retirement credits made in 2018 vest on December 31, 2019. Future credits will vest on a future date, as long as he continues to be employed by CH Energy Group or an affiliate.

As of January 1, 2018, Mr. Hutchens began participation in the UNS Energy Corporation deferred compensation plan. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans, to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

See Retirement benefits beginning on page 85 for the pension plan tables and information about our 2018 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•      comprehensive life, health, long-term disability, dental and related benefits

•      company vehicle (including normal maintenance and operating costs) or car allowance

•      post-retirement benefits.

Share performance and cost of management

The graph below compares our TSR for the past five years to that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. It assumes $100 was invested in our common shares and the two market indexes on December 31, 2013, and reinvestment of dividends during the period.

The graph shows that Fortis shares have outperformed both the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index over the five-year period.

(at December 31)	2013	2014	2015	2016	2017	2018
Fortis common shares (TSX:FTS)	$100	$133	$132	$153	$176	$181
S&P/TSX Composite Index	$100	$111	$101	$123	$134	$122
S&P/TSX Capped Utilities Index	$100	$116	$112	$132	$146	$135
Increase (decrease) in TSR of Fortis common shares from prior year	—	33.0%	(0.8)%	15.9%	15.0%	2.8%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the United States, including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth over the last five years:

(at December 31)	2013	2014	2015	2016	2017	2018
Total assets ($millions)	$17,908	$26,233	$28,804	$47,904	$47,822	$53,051
Adjusted net earnings to common shareholders ($millions)	$343	$394	$589	$721	$1,027	$1,066
Annual revenue ($millions)	$4,047	$5,401	$6,757	$6,838	$8,301	$8,390
Total compensation awarded to the named executives (1)	$10,144,624	$20,428,450	$16,972,073	$17,913,105	$21,548,057	$27,551,441
As a % of adjusted net earnings	2.96%	5.18%	2.88%	2.48%	2.10%	2.58%

(1)         Reflects total compensation as reported in prior circulars for the named executives in each year as follows:

2013: Stanley Marshall, Barry Perry, Ronald McCabe (since retired), James Spinney, James Roberts

2014: Stanley Marshall (since retired), Barry Perry, Karl Smith, John Walker, Earl Ludlow

2015: Barry Perry, Karl Smith, John Walker (since retired), Earl Ludlow, Nora Duke

2016 and 2017: Barry Perry, Karl Smith, Earl Ludlow, Nora Duke, James Laurito

2018: Barry Perry, Jocelyn Perry, Nora Duke, James Laurito, David Hutchens and Karl Smith (since retired)

Since 2013 annual revenue has grown by 107%, adjusted net earnings by 211% and total assets by 196% to $53.1 billion as at December 31, 2018. This growth was largely influenced by our acquisitions of ITC in October 2016, UNS Energy in August 2014 and CH Energy Group in June 2013.

The table also shows the change in total compensation awarded to the named executives over the same period, as disclosed in prior circulars.

The 172% increase over the five years is mainly the result of the growth of Fortis and five factors:

•        necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group

•        compensation associated with board-approved retention agreements

•        the creation of new Executive Vice President roles in 2014 and 2016

•        the temporary increase in the number of named executives to six in 2018 with the retirement of Karl Smith, former EVP, CFO

•        two of the named executives in 2018 are U.S. residents, with compensation and related retirement benefits denominated in US dollars.

Top utility in North America

Fortis has accomplished one of the biggest strategic moves of any utility in North America, moving from a Canadian-centric business to a North American player. We are now one of the top 15 utilities in North America.

CEO compensation lookback

The table below gives a five-year lookback at the compensation paid to the President and Chief Executive Officer, as disclosed in prior circulars.

	Stanley Marshall	Barry Perry
	2014	2015	2016	2017	2018
Fixed
Base salary	$1,200,000	$1,025,000	$1,100,000	$1,200,000	$1,300,000
Variable (at-risk)
Annual incentive	$2,040,000	$1,387,440	$2,200,000	$2,446,000	$1,713,000
Performance share units	$2,400,000	$2,267,813	$2,887,500	$3,600,000	$3,900,000
Stock options	$551,386	$755,938	$962,500	$1,200,000	$1,300,000
Total direct compensation	$6,191,386	$5,436,191	$7,150,000	$8,446,000	$8,213,000

The graph below shows how total CEO compensation over the past five years compares to our TSR and highlights our performance in comparison to the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period.

CEO realized and realizable pay

A significant portion of the CEO’s pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows Mr. Perry’s total direct compensation in each of the last three years, compared to its realized and realizable value as at December 31, 2018. We also compare the realized and realizable value of $100 awarded in total direct compensation to Mr. Perry in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value.

The graph above and table below illustrate the strong alignment of CEO compensation to the company’s performance and shareholder value.

	Compensation	Realized and realizable value of compensation		Value of $100
	awarded	as at December 31, 2018 (1)	Period	Barry Perry	Shareholder
2016	$7,150,000	$9,460,183	Jan 1, 2016 to Dec 31, 2018	$132	$136
2017	$8,446,000	$9,358,303	Jan 1, 2017 to Dec 31, 2018	$111	$119
2018	$8,213,000	$8,290,165	Jan 1, 2018 to Dec 31, 2018	$101	$103

(1)         Realized pay is comprised of base salary, annual incentive, the payout value of share units granted during the period, the dividend equivalents paid and the value of options exercised during the period. Realizable pay is equal to the current value of unvested share units and the in-the-money value of outstanding options granted during the period.

2018 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards(1)	Option- based awards (2)	Annual incentive plan(3)	Pension value(4)	All other compensation(5)	Total compensation
Barry V. Perry President and Chief Executive Officer	2018	$1,300,000	$3,900,000	$1,300,000	$1,713,000	$460,750	$406,730	$9,080,480
	2017	$1,200,000	$3,600,000	$1,200,000	$2,446,000	$415,990	$391,307	$9,253,297
	2016	$1,100,000	$2,887,500	$962,500	$2,200,000	$297,977	$558,634	$8,006,611
Jocelyn H. Perry (6) Executive Vice President, Chief Financial Officer (as of June 1, 2018)	2018	$466,347	$667,506	$88,200	$412,000	$62,884	$241,148	$1,938,085
	2017	$335,000	$125,625	$41,875	$216,000	$37,820	$34,985	$791,305
	2016	$290,144	$108,804	$36,268	$156,000	$29,620	$34,972	$655,808
Nora M. Duke (6) Executive Vice President, Sustainability and Chief Human Resource Officer (as of December 8, 2017)	2018	$565,000	$762,750	$254,250	$406,000	$178,426	$202,839	$2,369,265
	2017	$535,000	$642,000	$214,000	$627,000	$164,680	$291,142	$2,473,822
	2016	$502,000	$470,625	$156,875	$527,000	$136,458	$103,770	$1,896,728
James P. Laurito (6) (7) Executive Vice President, Business Development (as of April 1, 2016)	2018	$777,420	$1,357,884	—	$558,500	$161,703	$424,058	$3,279,565
	2017	$753,188	$1,247,325	—	$837,600	$156,663	$465,796	$3,460,572
	2016	$723,672	$1,024,055	—	$869,069	$147,424	$485,795	$3,250,015
David G. Hutchens (6) (7) Executive Vice President, Western Utility Operations (as of January 1, 2018)	2018	$906,990	$2,200,275	—	$1,027,500	$2,385,779	$216,498	$6,737,042
	2017	$857,076	$1,774,344	—	$1,371,322	$1,143,016	$151,160	$5,296,918
	2016	$828,000	$1,556,888	—	$927,360	$863,054	$132,920	$4,308,222
Karl W. Smith former Executive Vice President, Chief Financial Officer (retired on May 31, 2018)	2018	$272,505	$1,072,500	$357,500	$217,000	$156,658	$2,070,841	$4,147,004
	2017	$620,000	$1,023,000	$341,000	$919,000	$161,970	$228,347	$3,293,317
	2016	$590,000	$796,500	$265,500	$826,000	$121,022	$189,235	$2,788,257

(1)    Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2016, 2017 and 2018. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant:

	January 1	April 1
2018	$46.01	—
2017	$41.46	—
2016	$37.72	$40.34

For accounting purposes, the 2016, 2017 and 2018 awards were measured at fair value, using the volume weighted average price of common shares traded on the TSX for the five trading days ending the day before the grant date for each unit: $37.72 (2016), $41.46 (2017) and $46.01 (2018).

Mr. Laurito’s amounts reflect the grant value of PSUs and RSUs awarded in 2016, 2017 and 2018 by CH Energy Group and Central Hudson, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	CH Energy Group			Central Hudson
	January 1	April 1	exchange rate	January 1	exchange rate
2018	$46.01	—	$1.2573	—	—
2017	$41.46	—	$1.3441	—	—
2016	—	$40.34	$1.3013	$37.72	$1.3839

Mr. Hutchens’ amounts reflect the grant value of PSUs and RSUs awarded in 2016, 2017 and 2018 by UNS Energy, and PSUs awarded in 2018 by Fortis, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	UNS Energy		Fortis
	January 1	exchange rate	January 1	exchange rate
2018	$46.01	$1.2573	$46.01	$1.2573
2017	$41.46	$1.3442	—	—
2016	$37.72	$1.3839	—	—

(2)   Option-based awards

Amounts reflect the grant value of stock options awarded in 2016, 2017 and 2018, using the binomial valuation model to determine the fair value of stock options to acquire common shares:

Feb 13, 2018	Feb 15, 2017	Feb 16, 2016
$5.17	$4.66	$3.73

Calculations were based on the following key assumptions:

•     a term of 10 years (based on the full term under the stock option plan)

•     a dividend yield (based on a blended historical and projected dividend yield)

•     a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)

•     a volatility rate (based on the average historical daily volatility).

Compensation fair value of the stock option is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•     compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity

•     accounting fair value assumes a stock option life expectancy of 5.6 years based on historical experience.

(3)    Annual cash bonus earned under the short-term incentive plan for the 2016, 2017 and 2018 financial years.

(4)    Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see pages 85 and 86). See the discussion of pension value for Mr. Hutchens on page 77.

(5)    All other compensation includes:

•  insurance premiums paid by Fortis for term life and disability insurance

•  vehicle benefits and transportation costs

•  employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Laurito and Mr. Hutchens)

•  employer contributions under the ESPP

•  tax equalization payments

•  relocation and moving expenses

•  payout of accrued vacation

•  amounts paid by subsidiaries of Fortis as director fees:

	Barry Perry	Jocelyn Perry	Nora Duke	James Laurito	David Hutchens	Karl Smith
2018	$350,746	$49,129	$164,395	$246,183	$126,250	$76,325
2017	$340,456	—	$130,659	$246,734	$108,750	$176,881
2016	$264,409	—	$86,112	$212,743	$83,7750	$156,112

For Mr. Laurito and Mr. Hutchens, compensation was paid in US dollars and converted to Canadian dollars using the average annual exchange rates of US$1.00 = $1.2957 for 2018, US$1.00 = $1.2986 for 2017 and US$1.00 = $1.3248 for 2016.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

Mr. Smith’s 2018 amount includes a retention incentive of $1,870,000 which was paid upon his retirement on June 1, 2018. See page 89 for details about the retention incentive.

(6)    The table below explains the change in roles of the named executives in the last three financial years:

Jocelyn Perry

• 2018 data reflects the compensation earned in her current position and her prior role as President and Chief Executive Officer of Newfoundland Power

• 2016 and 2017 data reflects the compensation earned in successive executive roles at Newfoundland Power. Ms. Perry was appointed President and Chief Executive Officer of Newfoundland Power as of June 1, 2017

Nora Duke	• 2017 data reflects the compensation earned in her current position and her prior role as Executive Vice President, Corporate Services and Chief Human Resource Officer until December 7, 2017
James Laurito	• 2016 data reflects the compensation earned in his current position and his role as President and Chief Executive Officer of Central Hudson
David Hutchens

• 2018 data reflects the compensation earned as Executive Vice President, Western Utility Operations with Fortis and his role as President and Chief Executive Officer of UNS Energy

• 2016 and 2017 data reflects the compensation earned in his role as President and Chief Executive Officer of UNS Energy

(7)    As U.S. residents, Mr. Laurito and Mr. Hutchens are paid in US dollars. All amounts other than share-based awards have been converted from US dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.2957 for 2018, US$1.00 = $1.2986 for 2017 and US$1.00 = $1.3248 for 2016. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Laurito’s and Mr. Hutchens’ compensation in US dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
James Laurito	2018	$600,000	$1,080,000	—	$431,000	$124,800	$327,280	$2,563,080
	2017	$580,000	$928,000	—	$645,000	$120,640	$358,691	$2,632,331
	2016	$546,250	$770,000	—	$656,000	$111,280	$366,693	$2,450,223
David Hutchens	2018	$700,000	$1,750,000	—	$793,000	$1,841,305	$167,093	$5,251,398
	2017	$660,000	$1,320,000	—	$1,056,000	$880,191	$116,402	$4,032,593
	2016	$625,000	$1,125,000	—	$700,000	$651,460	$100,332	$3,201,792

Mr. Laurito was appointed an officer of Fortis on April 1, 2016 and also continues to serve as President and Chief Executive Officer of CH Energy Group.

Mr. Hutchens was appointed an officer of Fortis on January 1, 2018 and also continues to serve as President and Chief Executive Officer of UNS Energy.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2018 (you can read more about the medium and long-term incentive plans beginning on page 67).

		Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
		(#)	($)	Date	($)	(#)	($)	($)
Barry V. Perry President & CEO	2018	251,404	41.27	Feb 13, 2028	1,065,953	88,219	4,014,847	—
	2017	257,512	42.36	Feb 15, 2027	811,163	93,676	4,263,195	—
	2016	258,044	37.30	Feb 16, 2026	2,118,541	—	—	3,902,255
	2015	192,596	39.25	Mar 2, 2025	1,205,651	—	—	—
	2014	20,168	32.23	Jun 30, 2024	267,831	—	—	—
	2014	74,848	30.73	Feb 24, 2024	1,106,253	—	—	—
	2013	61,944	33.58	Mar 19, 2023	738,992	—	—	—
	2012	30,112	34.27	May 4, 2022	338,459	—	—	—
Total		1,146,628			7,652,843	181,895	8,278,042	3,902,255
Jocelyn H. Perry EVP, CFO	2018	17,060	41.27	Feb 13, 2028	72,334	15,099	687,155	—
	2017	8,424	42.36	Feb 15, 2027	26,536	3,064	139,443	—
	2016	9,384	37.30	Feb 16, 2026	77,043	—	—	141,900
	2015	6,956	39.25	Mar 2, 2025	43,545	—	—	—
	2014	12,792	30.73	Feb 24, 2024	189,066	—	—	—
	2013	11,168	33.58	Mar 19, 2023	133,234	—	—	—
	2012	10,508	34.27	May 4, 2022	118,110	—	—	—
Total		76,292			659,868	18,163	826,598	141,900
Nora M. Duke EVP, Sustainability and CHRO	2018	49,168	41.27	Feb 13, 2028	208,472	17,254	785,230	—
	2017	45,924	42.36	Feb 15, 2027	144,661	16,706	760,290	—
	2016	42,060	37.30	Feb 16, 2026	345,313	—	—	636,002
	2015	32,868	39.25	Mar 2, 2025	205,754	—	—	—
	2014	40,516	30.73	Feb 24, 2024	598,826	—	—	—
	2013	35,292	33.58	Mar 19, 2023	421,034	—	—	—
	2012	16,742	34.27	May 4, 2022	188,180	—	—	—
Total		262,570			2,112,240	33,960	1,545,520	636,002
James P. Laurito EVP, Business Development	2018	—	—	—	—	30,716	1,397,885	—
	2017	—	—	—	—	32,457	1,477,118	—
	2016	—	—	—	—	—	—	1,375,631
Total		—			—	63,173	2,875,003	1,375,631
David G. Hutchens EVP, Western Utility Operations	2018	—	—	—	—	49,769	2,264,987	—
	2017	—	—	—	—	46,168	2,101,106	—
	2016	—	—	—	—	—	—	2,104,018
Total		—			—	95,937	4,366,093	2,104,018
Karl W. Smith Former EVP, CFO (retired May 31, 2018)	2018	69,136	41.27	Feb 13, 2028	293,137	24,260	1,104,073	—
	2017	73,176	42.36	Feb 15, 2027	230,504	26,620	1,211,476	—
	2016	71,180	37.30	Feb 16, 2026	584,388	—	—	1,076,403
	2015	54,460	39.25	Mar 2, 2025	340,920	—	—	—
	2014	3,416	32.23	Jun 30, 2024	45,364	—	—	—
	2014	64,432	30.73	Feb 24, 2024	952,305	—	—	—
	2013	56,584	33.58	Mar 19, 2023	675,047	—	—	—
	2012	53,692	34.27	May 4, 2022	603,498	—	—	—
Total		446,076			3,725,163	50,880	2,315,549	1,076,403

(1)       Value of unexercised in-the-money options is the difference between the option exercise price and $45.51, the closing price of our common shares on the TSX on December 31, 2018, multiplied by the number of outstanding options. No value is assigned if the exercise price is greater than the closing share price.

(2)       Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $45.51, the closing price of our common shares on the TSX on December 31, 2018.

Incentive plan awards — value vested or earned in 2018

	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year(3)
Barry Perry	$721,398	$3,319,680	$1,713,000
Jocelyn Perry	$53,379	$115,992	$412,000
Nora Duke	$192,155	$505,731	$406,000
James Laurito (4)	—	$858,069	$558,500
David Hutchens (4)	—	$1,481,445	$1,027,500
Karl Smith	$320,758	$938,677	$217,000

(1)         Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.

(2)         Value of PSUs and RSUs that were realized and paid out in 2018.

(3)         Annual incentive earned for 2018 (see the summary compensation table on page 81 for details).

(4)         Mr. Laurito and Mr. Hutchens do not receive stock options. Their 2018 share-based and non-equity incentive plan compensation was paid in US dollars and has been converted to Canadian dollars using the 2018 average exchange rate of US$1.00 = $1.2957.

Equity compensation plan information

In 2018 we granted 761,508 options under the 2012 stock option plan, representing 0.18% of our total common shares issued and outstanding. This compares to 774,924 in 2017 (0.19% of our total common shares issued and outstanding).

(as at December 31, 2018)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plans (excluding options issued and outstanding)
Stock option plans approved by security holders	4,015,466	$37.73	4,635,582

Stock options outstanding

The number of options granted and outstanding is 4,355,906. A total of 3,783,494 common shares are remaining in reserve for options to be issued under our 2012 stock option plan, representing 0.88% of the total number of common shares issued and outstanding.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2018	as at March 15, 2019	as at December 31, 2018	as at March 15, 2019
2012 stock option plan	4,015,466	4,355,906	0.94%	1.01%

Stock options exercised in 2018

The table below shows the stock options exercised by the named executives in 2018. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Barry Perry	2012	26,500	$196,365
Jocelyn Perry	2011	2,618	$22,855
Nora Duke	2012	16,742	$217,311

Retirement benefits

In 2018 we contributed to a self-directed individual RRSP for Ms. Perry and Mr. Smith, matching the contributions up to the maximum RRSP contribution limit of $26,230 as allowed by the Income Tax Act (Canada). These contributions totalled $26,230.

In 2018 Mr. Perry received $13,115 from Fortis in lieu of a contribution to his self-directed RRSP.

Additional amounts were accrued in the DC SERP in 2018: $572,672 for Mr. Perry, $79,044 for Ms. Perry, $198,669 for Ms. Duke and $221,572 for Mr. Smith. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2018 we contributed the following:

•      $17,978 to Mr. Laurito’s 401(k) plan and $16,034 to Mr. Hutchens’ 401(k) plan as an employer matching contribution

•      $14,253 to Mr. Laurito’s 401(k) plan for profit sharing

•      $161,703 to Mr. Laurito’s deferred compensation plan.

Contributions to Mr. Hutchens’ deferred compensation plan will begin in 2019. As U.S. residents, Mr. Laurito and Mr. Hutchens are compensated in US dollars. All amounts contributed to the 401(k) and deferred compensation plans are converted from US dollars to Canadian dollars using the 2018 average annual exchange rate for of US$1.00 = $1.2957.

The tables below show the estimated annual pension for each named executive as at December 31, 2018.

Defined benefit pension plan table

		Annual benefits payable		Accrued				Accrued
	Number of years of credited service	At year-end 2018	At age 65 (1)	obligation at start of year	Compensatory	Non- compensatory		obligation at year-end
Nora Duke	32.2	$97,360	$105,895	$1,655,458	$45,027	$(82,902	)(2)	$1,617,583
David Hutchens	23.5	$209,262	$613,851	$6,238,071	$2,385,779	$(596,341	)(3)	$8,027,509

(1)         This is a pension payable at age 65 based on service and earnings to December 31, 2018; however, neither Ms. Duke or Mr. Hutchens are entitled to an immediate unreduced pension at that date.

(2)         Amount reflects a number of significant assumptions, including:

•      the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2018. The discount rate as at December 31, 2018 was 3.8%, compared to 3.6% as at December 31, 2017

•      the expected return on plan assets of 5.25% for 2018, consistent with 2017.

(3)         Amount reflects a number of significant assumptions including:

•      the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2018. The discount rate as at December 31, 2018 was 4.43%, compared to 3.71% as at December 31, 2017.

•      the impact on the obligation of the change in mortality assumption as at the measurement date.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company’s defined benefit plan at the time UNS Energy was acquired by Fortis. Upon acquisition, Mr. Hutchens was appointed President and Chief Executive Officer of UNS Energy with associated compensation changes and corresponding increases in pension value associated with his defined benefit pension plans. As part of Mr. Hutchens’ employment agreement which was signed upon his appointment as an Executive Vice President of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company’s pension expense and related obligation in comparison to what would have otherwise accrued (see page 77 for more information). The annual compensatory value will decrease significantly as Mr. Hutchens reaches 25 years of credited service in the plan.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Barry Perry	$2,244,074	$460,750	$111,922	$2,816,746
Jocelyn Perry	$338,751	$62,884	$16,160	$417,795
Nora Duke	$1,135,787	$133,399	$65,270	$1,334,456
James Laurito (1)	—	—	—	—
David Hutchens (1)	—	—	—	—
Karl Smith	$1,726,085	$156,658	$64,914	$1,947,657

(1)         A contribution of $161,703 was made to Mr. Laurito’s deferred compensation plan subaccount. Contributions to Mr. Hutchens’ deferred compensation plan will begin in 2019. Mr. Laurito and Mr. Hutchens are compensated in US dollars, and their amounts have been converted to Canadian dollars using the 2018 average exchange rate of US$1.00 = $1.2957.

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date

Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)

Cash severance	None	None	None

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Ms. Perry, Ms. Duke, Mr. Laurito, Mr. Hutchens and Mr. Smith (1):

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Ms. Perry, Ms. Duke, Mr. Laurito, Mr. Hutchens and Mr. Smith (1):

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control

Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control

Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately

Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

(1) Mr. Smith retired from Fortis on May 31, 2018.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension

Entitled to accrued
pension and retiree health benefits

Mr. Laurito:
Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Entitled to accrued
pension and retiree health benefits

Mr. Laurito:
Entitled to deferred compensation credits that would have been contributed to subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2018.

	Voluntary resignation	Retirement (early or normal)(1)	Termination with cause	Termination without cause(2)	Change of control
Barry Perry
Cash severance	—	—	—	$5,460,000	$5,460,000 (double trigger)
Annual incentive	—	$1,430,000	—	$1,430,000	$1,430,000
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$12,180,297
Stock options	—	—	—	—	$7,652,843

Jocelyn Perry
Cash severance	—	—	—	$1,404,000	$1,404,000 (double trigger)
Annual incentive	—	$416,000	—	$416,000	$416,000
Restricted share units	—	$184,543	—	—	$184,453
Performance share units	—	—	—	—	$783,955
Stock options	—	—	—	—	$659,868

Nora Duke
Cash severance	—	—	—	$1,356,000	$1,356,000 (double trigger)
Annual incentive	—	$339,000	—	$339,000	$339,000
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$2,181,522
Stock options	—	—	—	—	$2,112,240

James Laurito (3)
Cash severance	—	—	—	$1,865,808	$1,865,808 (double trigger)
Annual incentive	—	$466,452	—	$466,452	$466,452
Restricted share units	—	$416,917	—	—	$416,917
Performance share units	—	—	—	—	$3,833,717
Stock options	—	—	—	—	—

David Hutchens (3)
Cash severance	—	—	—	$2,448,873	$2,448,873 (double trigger)
Annual incentive	—	$725,592	—	$725,592	$725,592
Restricted share units	—	$2,005,717	—	—	$2,005,717
Performance share units	—	—	—	—	$4,464,394
Stock options	—	—	—	—	—

(1)   PSUs continue according to the normal schedule.

(2)   PSU and RSU payments depend on the notice period.

(3)   Amounts for Mr. Laurito and Mr. Hutchens have been converted from US dollars to Canadian dollars using the 2018 average exchange rate of US$1.00 = $1.2957.

For termination, any PSU and RSU payouts would depend on the notice period and termination date and would be reviewed by the human resources committee.

Double trigger change of control

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated with good reason, or without cause, within 12 months following a change of control.

Retention incentive

In 2014 in conjunction with his new role and the unique circumstances, Mr. Smith entered into a new employment agreement that included a retention arrangement to make sure he remained part of the core leadership for our ongoing growth and success.

Under the agreement, Mr. Smith was eligible for a one-time retention incentive of $1,870,000 to be paid out on December 31, 2018 (equal to two times his salary and target annual incentive for 2014). During 2018 Mr. Smith worked diligently to ensure a smooth transition to the incumbent CFO. Given Mr. Smith’s high level of performance which spanned over three decades with Fortis, his commitment to the long-term success of the company and Fortis’ desire to facilitate succession plans, Mr. Smith’s employment agreement was amended such that the end of the retention period was revised to May 31, 2018.

Mr. Smith’s retention incentive of $1,870,000 was paid accordingly, as disclosed in the summary compensation table on page 81.

4  Other information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Where to find it

91  About non-US GAAP measures

92  Directors’ and officers’ liability insurance

92  Loans to directors and officers

92  For more information

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under US GAAP and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable with similar adjustments presented by other companies.

This circular includes three non-US GAAP measures:

•        adjusted net earnings attributable to common equity shareholders

•        adjusted basic EPS

•        adjusted basic EPS for annual incentive purposes.

The most directly comparable US GAAP measures to the above non-US GAAP measures are net earnings attributable to common equity shareholders and basic EPS.

We calculate adjusted net earnings attributable to common equity shareholders as net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results.

We calculate adjusted basic EPS by dividing adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding.

We calculate adjusted basic EPS for annual incentive purposes as net earnings attributable to common equity shareholders plus or minus items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities.

The table below provides a reconciliation of the non-US GAAP measures (amounts reflect adjustments due to rounding).

Non-US GAAP reconciliation

Year ended December 31, 2018

($ millions, except for common share data)
Net earnings attributable to common equity shareholders	$1,100		$1,100
Adjusting items:
Unrealized loss on mark-to-market of derivatives (1)	10		10
Consolidated state income tax election (2)	(30)		(30)
Assets held for sale (2)	(14)		(14)
Independence incentive adder (3)	—		7
Business development costs (4)	—		7
Applicable adjusted net earnings attributable to common equity shareholders	$1,066	(5)	$1,080
Applicable adjusted basic EPS	$2.51	(6)	$2.55 (7)
Weighted average number of common shares outstanding (# millions)	424.7		424.7

(1)         Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek.

(2)         Remeasurement of deferred income tax liabilities.

(3)         Represents reduction in ITC’s return on equity related to FERC’s decision on the independence incentive adder.

(4)         Related to unplanned business development costs related to the Big Chino Valley pumped storage project.

(5)         Adjusted net earnings attributable to common equity shareholders.

(6)         Adjusted basic EPS.

(7)         Adjusted basic EPS for annual incentive purposes.

Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims.
In 2018 we paid a premium of $1,342,181. The policy is renewable on July 1, 2019.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 15, 2019. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 15, 2019.

	To Fortis and its subsidiaries	To another entity
Share purchases	$7,159,967	—
Other	$1,575,281	—

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Or request a free printed copy from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

Appendix A
Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 15, 2019.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes

10 of the 12 directors proposed for nomination on pages 12 through 23 of this circular are independent and meet the definition in National Instrument 52-110 — Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Ms. Clark, Ms. Dilley, Ms. Dobson, Ms. Goodreau, Mr. Blouin, Mr. Bonavia, Mr. Borgard, Mr. Haughey and Mr. Zurel to be independent. The directors the board considers not to be independent are Mr. Welch, former President and Chief Executive Officer of ITC who will be considered independent on November 1, 2019 and Mr. Perry, President & CEO of Fortis.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	Yes	All of the directorships of the nominated directors with other reporting issuers are set out in the director profiles on pages 12 through 23 of this circular.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(f)           Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Yes

Douglas J. Haughey is the non-executive Chair of the board and is an independent director. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2018 is disclosed in the tables on pages 12 through 23 and summarized on page 24 of this circular.

2. Board Mandate

Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a)         Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board has developed a written position description for the Chair of the board, which was reviewed in 2018 and is available on the Fortis website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 31 of this circular.

(b)         Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO which was reviewed in 2018 and is described on page 31 of this circular.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

4. Orientation and Continuing Education

(a)         Briefly describe what measures the board takes to orient new directors regarding:

(i)              the role of the board, its committees and its directors, and

(ii)          the nature and operation of the issuer’s business.

Yes

New directors attend an orientation session with senior management to review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities. New directors are given access to our director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies and materials related to Fortis and the industry. The orientation session also allows new directors to review the information and materials provided and better understand the role of the board and the committees in the context of the business.

(b)         Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2018 are disclosed on pages 39 and 40 of this circular.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of business conduct and ethics for Fortis. The board has also adopted a respectful workplace policy.

(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on the Fortis website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the audit committee, receives reports on compliance with the code.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that	Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2018. Accordingly, we have not been required to file a material change report on this basis.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)         Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and nominating committee is responsible for identifying new candidates for the board. The process is described on pages 40 and 41 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and nominating committee is composed of seven independent directors as disclosed on page 28 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	Please see the discussion about the governance and nominating committee on page 28 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 49 of this circular. We have held an annual advisory vote on our approach to executive compensation since our annual meeting of shareholders on May 4, 2012, and the results are reviewed by the human resources committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the	Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.		following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 32 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our four employee compensation plans as described on page 52 of this circular.

(d)         If a compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Yes

Fortis retains Korn Ferry, Mercer and Willis Towers Watson to advise on executive compensation and pension matters. In 2018 Willis Towers Watson was retained to perform the biennial executive compensation review, which included benchmarking and strategic compensation research and analysis. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. Mercer provided pension consulting and actuarial advice.

Fees paid to the compensation consultants are disclosed on page 50 of this circular.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and nominating committee and human resources committee.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and nominating committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process. A description of this process can be found on page 40 of the circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election (unless the board determines otherwise in exceptional circumstances) until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier.

11. Representation of Women on Board

(a)         Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.

(b)         If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)             short summary of its objectives and key provisions

(ii)          the measures taken to ensure that the policy has been effectively implemented

(iii)       annual and cumulative progress by the issuer in

Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and nominating committee is responsible for reviewing and monitoring performance under the diversity policy and the human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include five females who

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.		collectively represent 42% of the nominees for election as directors.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Yes

The governance and nominating committee considers all aspects of diversity, including experience, gender, ethnicity, geographic representation, ability and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Yes

In identifying and considering potential candidates for executive appointments, Fortis looks first to individuals within the organization and its subsidiaries and considers diversity, as well as factors such as years of service, regional background, merit, experience and qualification. The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions, but does consider diversity to ensure a representative list of women is included in the group of prospective candidates. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

14. Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our diversity policy does not establish fixed targets for gender representation for executive officer positions. In identifying and considering potential candidates for executive appointments, Fortis looks first to individuals within the organization and its subsidiaries and considers diversity, as well as factors such as years of service, regional background, merit, experience and qualification. Diversity has been established as one of the criteria in Fortis’ talent management plan, a program that seeks to identify, mentor and develop current executives and employees for more senior executive positions throughout the Fortis organization.

(d)         If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)             short summary of its objectives and key provisions

(ii)          the target; and

(iii)       the annual and cumulative progress in achieving the target.

Yes

Fortis believes that a board made up of highly qualified individuals from diverse backgrounds who reflect the characteristics of the communities where we operate promote better corporate governance and performance and effective decision-making. Our diversity policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender. Fortis has met or exceeded this target in each year since it was established.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 12 director nominees, five (or 42%) are women. This represents an increase from 2017 when four (or 33.3%) were women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Five members (38%) of Fortis executive leadership team are female. The executive leadership team of the Fortis group of companies includes 27 women (30%).

Appendix B

Fortis Inc. Board of directors mandate

1.0                         Responsibilities of the board

1.1             The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board’s statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0                         Definitions

2.1       In this Mandate:

(a)         “Audit Committee” means the audit committee of the Board;

(b)         “Board” means the board of directors of the Corporation;

(c)          “CEO” means the President and Chief Executive Officer of the Corporation;

(d)         “Chair” means the Chair of the Board;

(e)          “Corporation” means Fortis Inc.;

(f)           “Director” means a member of the Board;

(g)          “Governance and Nominating Committee” means the governance and nominating committee of the Board;

(h)         “Human Resources Committee” means the human resources committee of the Board;

(i)             “Mandate” means this mandate of the Board; and

(j)            “Shareholders” means the shareholders of the Corporation.

3.0                               Composition of the board

3.1       The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation’s articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2       At least a majority of the Directors shall be independent for the purposes of all applicable laws and stock exchange requirements.

3.3       The Board shall appoint a Director to be Chair, who shall be independent for the purposes of all applicable laws and stock exchange requirements. If the appointment of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed, unless he or she shall resign or be removed by the Board or he or she shall otherwise cease to be a Director. The Board shall periodically rotate the Chair and shall make reasonable efforts to rotate the Chair.

4.0                               Board meetings

4.1       Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s by-laws; provided, however, that the Board shall meet at least quarterly.

4.2       The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair from any meeting of the Board, the Directors present at the meeting shall appoint one of their numbers to act as chair of the meeting.

4.3       Unless otherwise determined by the Board, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4       The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5       In connection with each meeting of the Board, the non-management Directors shall have the opportunity to meet without any member of management being present (including any Director who is also a member of management).

4.6       If there are any non-management Directors who are not independent Directors, the independent Directors shall have the opportunity to meet at the conclusion of each meeting of the Board with only independent Directors present.

5.0                               Duties and responsibilities of the board

A.            Strategic planning and risk management

5.1       The Board has the responsibility to:

(a)         adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business;

(b)         monitor the implementation and effectiveness of the approved strategic and business plan;

(c)          assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage such risks; and

(d)         review management’s implementation of appropriate environmental and social stewardship mechanisms, taking into consideration applicable laws and other corporate policies.

B.            Management and Human Resources

5.2       The Board has the responsibility to:

(a)         select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with the Corporation;

(b)         identify and evaluate candidates as potential successors to the CEO;

(c)          in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, training and evaluating senior management); and

(d)         satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers and to establish a culture of integrity throughout the Corporation.

C.            Finances, controls and internal systems

5.3       The Board has the responsibility to:

(a)         review and approve all material transactions including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(b)         evaluate the Corporation’s internal controls relating to financial and management information systems.

5.4       The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

D.            Communications

5.5       The Board has the responsibility to:

(a)         adopt a communication policy that seeks to ensure that effective communications, including statutory communication and disclosure, are established and maintained with employees, Shareholders, the financial community, the media, the community at large and other security holders of the Corporation; and

(b)         establish procedures to receive feedback from stakeholders of the Corporation and communications to the independent Directors as a group.

E.            Governance

5.6       The Board has the responsibility to:

(a)         develop the Corporation’s approach to corporate governance issues, principles practices and disclosure;

(b)         establish appropriate procedures to evaluate Director independence standards and allow the Board to function independently of management;

(c)          develop and monitor policies governing the operation of subsidiaries through exercise of the Corporation’s shareholder positions in such subsidiaries;

(d)         develop and monitor compliance with the Corporation’s code of conduct, including the consideration of any waiver granted to a Director or senior officer of the Corporation from complying with such code of conduct and approve or reject such waiver as it deems appropriate;

(e)          set expectations and responsibilities of Directors, including attendance at, preparation for and participation in meetings, as set out at Section 0 hereof; and

(f)           evaluate and review the performance of the Board, each of its committees and its members.

5.7       The Board shall establish and maintain the following standing committees, each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)         Audit Committee;

(b)         Governance and Nominating Committee; and

(c)          Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.8       The Board shall establish and maintain, in consultation with the Governance and Nominating Committee, formal position descriptions for:

(a)         the Chair; and

(b)         the CEO.

6.0                               Duties and responsibilities of directors

6.1       In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

(a)         act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)         exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2       Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code of Business Conduct and Ethics adopted by the Corporation, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3       A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board of Directors Governance Guidelines.

6.4       A Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5       In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

(a)         respond promptly to management requests in respect of availability for proposed meetings;

(b)         review thoroughly the material provided to the Director by management in connection with the meeting; and

(c)          attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

6.6       A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7       A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0                               Remuneration of directors

7.1       Directors shall receive such remuneration for their service as the Board may determine from time to time, upon consideration of the recommendation of the Governance and Nominating Committee.

8.0                               Other

8.1       The Board and each of the standing committees shall have the authority to retain outside advisors or persons having special expertise.

8.2       This Mandate will be posted on the Corporation’s corporate website at www.fortisinc.com.

8.3       The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Nominating Committee.

8.4       The Board shall review and assess the adequacy of this Mandate annually and at such other times as it considers appropriate and shall make such changes to this Mandate as it considers necessary or appropriate.

(Effective January 1, 2019)

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Fortis Place Suite 1100, 5 Springdale Street PO Box 8837 St. John’s, NL Canada A1B 3T2 T: 709.737.2800 F: 709.737.5307 www.fortisinc.com